As confidentially submitted to the Securities and Exchange Commission on July 28, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Capstone 72, Inc.

(Exact name of registrant as specified in its charter)

Ohio	6500	33-4807947
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1440 Rockside Rd Suite 118

Rockside Plaza

Parma, OH 44134

(828) 724-6873

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher A. Corpus

151 Innovation Drive Suite 260G

Elyria, OH 44035

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louise Liu, Esq.

Morgan, Lewis & Bockius

c/o 19th Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong, SAR

+852 3551 8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act, as amended.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 28, 2025

Capstone 72, Inc.

[●] Shares of Common Stock

This is the initial public offering on a firm commitment basis of shares of common stock of Capstone 72, Inc., par value [●] per share. Prior to this offering, there has been no public market for our common stock. We expect that the initial public offering price of the common stock to be in the range of $ [●] and $ [●] per share. Upon the completion of this offering, our outstanding share capital will consist of [●] shares of common stock. We intend to apply for the listing of the common stock listed on Nasdaq under the symbol “[●]”. No assurance can be given that our application will be approved or that a trading market for our common stock will develop. The offering will not proceed unless our common stock is accepted for listing on Nasdaq

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and are eligible for reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. Before buying our common stock, you should read “Risk Factors” beginning on page 9 of this prospectus.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total
Initial public offering price	$	[●]	$	[●]
Underwriting discount and commissions (1)	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an option to purchase up to an aggregate of [●] additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the common stock to our investors on or about [●], 2025.

[●]

Prospectus dated [●], 2025

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the common stock outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions related to, the offering of the common stock and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until [●], 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

GLOSSARY OF TERMS

The following is a glossary of certain terms we use to discuss our business in this prospectus. Our definitions may differ from the definitions used by other companies and therefore comparability may be limited.

“AI”, or artificial intelligence, refers to the application of large language models accessed through secure application programing interfaces (API), integrated with our proprietary datasets in marketing intelligence, customer research.

“bulk property acquisitions” refers to an acquisition strategy involving the purchase of more than one property in a transaction to enhance our negotiations for securing better deals, leveraging volume by asking for more discounts from a single seller and thereby lowering our acquisition costs. It also benefits the sellers, who are generally experienced property investors, by costing them less efforts to identify and negotiate with multiple buyers.

“buy-and-flip” refers to part of our business model where we acquire undervalued or distressed properties, renovates them through an in-house contractor network, and resells them to investors at a profit.

“buy-and-hold” refers to part of our business model where we acquire undervalued or distressed properties, renovates them through an in-house contractor network, and leases the properties out to tenants, including for both long-term or short-term, to generate rental income.

“Capstone 72 Group” refers to Capstone 72 US Holdings LLC, which is our parent company, including, where the context so requires, its subsidiaries other than the Company.

“Company” refers to Capstone 72, Inc.

“direct cash” refers to an acquisition strategy involving the purchase of properties directly with cash to enhance our negotiations for securing better deals, leveraging volume by asking for more discounts from the seller and thereby lowering our acquisition costs.

“SFH” refers to single family homes.

“72 Easy House Plan” refers to our in-house financing program, which provides alternative funding solutions for investors to acquire properties from us, involving the entering of a residential rental agreement to lease the property to the investor(s) and the payment of a non-refundable deposit by the investor(s) for an option to purchase the property from us at any time up to 45 days prior to the end of the lease term.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the “Risk Factors” section and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the financial statements and the related notes, before deciding whether to invest in our shares of common stock.

Overview

Founded in 2022, Capstone 72 Properties LLC, our main operating subsidiary, is a U.S.-based, vertically integrated real estate investment platform specializing primarily in the acquisition, renovation, and sale of single-family homes (SFH). The company initially built a strong foundation in Cleveland, Ohio, and has since expanded into Seattle and Vancouver, with plans to enter Los Angeles, the Bay Area, and other U.S. markets in 2025. Long-term strategic growth also includes targeted expansion into international regions, beginning with the Middle East.

We currently operate our integrated real estate investment platform by strategically identifying and acquiring affordable single-family homes with potential for high growth and attractive rental returns, at below-market prices in Ohio, which are primarily properties in need of upgrades suitable to capture families seeking stable and quality housing. This value-created strategy involves renovation of different properties on a regular basis to enhance their appeal and marketability, and we do so by closely managing the work schedules and overseeing the work quality and efficiency of our renovation and maintenance team that includes experienced independent contractors and trade professionals having long-term and stable relationship with us. We brand ourselves as an investment platform that offers renovated properties for sale in high growth markets, while actively assisting buyers to manage their properties after their purchase.

We distinguish ourselves through our focus on AI-driven innovation. We conduct our own research and development (R&D) and maintain an in-house engineering team dedicated to exploring the development of a proprietary AI-powered investment platform. This platform is envisioned to integrate our other AI applications (when available) into a unified system that actively shares information across applications and identifies investment opportunities for customers, streamline investor experience, automate property evaluations, and deliver personalized investment recommendations based on data trends and individual goals. While the platform remains aspirational in scope, it is currently in the internal alpha development phase with data pipelines and prompt architecture undergoing validation. It is expected to be launched in several stages through 2025 and 2026.

In 2024, we diversified our operations by entering land acquisition and housing development, laying the groundwork for future large-scale real estate projects. To support our expansion strategy, we leverage business development professionals and contracted agents to scale outreach and drive sales.

Our success is built on the strength of our original market in Ohio. The state offers a diverse and stable economy supported by key industries such as manufacturing, healthcare, and technology. It is home to Fortune 500 companies including Procter & Gamble and Goodyear, contributing to consistent employment and income growth. Ohio’s strategic Midwest location and low cost of living continue to attract both businesses and residents, sustaining long-term housing demand.

Additional advantages include pro-business policies, competitive tax rates, and a well-educated workforce fueled by top universities. A highly educated population generally correlates with higher earning potential, leading to stronger purchasing power and increased demand for housing. The state’s high homeownership rate, affordable property prices, and steady rental demand make Ohio an attractive destination for long-term real estate investment.

Our Competitive Strengths

We believe that the following strengths have contributed to our success and will continue to distinguish us from our competitors:

●	Direct Cash and Bulk Property Acquisitions

●	Deep Market Expertise in Ohio

●	Exclusive Renovation and Maintenance Team

●	Dedicated Legal and Accounting Partners

●	AI-Powered Property Sourcing and Investor Matching

●	One-Stop Investment Solution

Our Strategies

We intend to further grow our business by pursuing the following key strategies:

●	Geographical Expansion through New Market Reach

●	Aggressive Property Acquisition in Undervalued Markets

●	Technology Development: AI & Mobile Platform Enhancement

●	Strengthen End-to-End Property Services

Corporate History and Structure

Capstone 72, Inc. was incorporated in the State of Ohio in April 2025, by its sole shareholder, Capstone 72 US Holdings LLC, for the purpose of this offering. Ms. Bonnie Wu is the sole member of Capstone 72 US Holdings LLC and our Chief Executive Officer and Chair of the Board of Directors. Capstone 72, Inc. does not have any business operations of its own. We conduct our business primarily in Ohio through our wholly-owned operating subsidiary, Capstone 72 Properties LLC, an Ohio limited liability company formed in August 2022. Prior to our offering, we will undergo a reorganization involving the transfer of all membership interest in Capstone 72 Properties LLC held by Capstone 72 US Holdings LLC, to Capstone 72, Inc. Upon completion of such reorganization, Capstone 72 Properties LLC will become our wholly-owned operating subsidiary.

On April 28, 2025, we formed Capstone 72 AI LLC, an Ohio limited liability company, as a wholly-owned subsidiary to support the development and operation of our AI applications.

We expect that Capstone 72 US Holdings LLC will enter into a sale and purchase agreement with Mr. Stanley Lam, our Chief Technology Officer and Director, to transfer two-point-five (2.5) shares of our common stock to him, representing 2.5% of our issued and outstanding shares of common stock, prior to our offering.

Capstone 72 US Holdings LLC will be our parent company, which is expected to hold approximately 97.5% of our issued and outstanding shares of common stock for Ms. Bonnie Wu prior to our offering.

2

The chart below sets out our corporate structure following the completion of our reorganization.

Summary of Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties summarized below, the risks described under the “Risk Factors” section beginning on page 9, including the risks described under the subsections “Risk Factors related to Our Business”, “Risk Factors related to the real estate industry” and “Risk Factors related to the Offering”, and the other information contained in this prospectus before you decide whether to purchase our common stock.

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	Our investments are concentrated in the single-family residential sector and specific geographic markets, exposing us to the state of risks related to market downturns, demand fluctuation, and economic, regulatory and environmental conditions.

●	Our limited geographic footprint may reduce our competitiveness and increase vulnerability to localized risks.

●	Our business model may not be replicable or successful outside of our primary geographical market, which could limit our growth potential.

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●	Investors are reliant on management’s assessment, selection and development of appropriate properties.

●	We may be unable to identify and acquire properties at below-market value due to increasing competition, limited inventory, and market saturation.

●	We may not be able to attract investors to purchase or tenants to lease properties in our portfolio.

●	Our evaluation of properties involves assumptions that may prove inaccurate, leading to overpayment or underperformance.

●	We may be unable to sell properties on favorable terms when desired, which could adversely affect our financial condition and profitability.

●	We rely on Capstone 72 Group to facilitate transactions under the buy-and-flip model and may be dependent on these entities for investor access, relationship management, and sales execution, over which we may not have full control.

●	We may not be able to effectively control the timing and costs of renovations or the holding period of our properties, which could adversely affect our revenues.

●	Market volatility during our holding period may reduce resale proceeds and impact profitability under our buy-and-flip model.

●	There is no assurance that our buy-and-flip model and buy-and-hold model will yield expected returns.

●	Renters may impose additional risks to property condition, which could increase costs and reduce returns.

●	We may incur additional costs or liability due to environmental laws and regulations.

●	We are subject to privacy, data protection, and cybersecurity risks, including through our reliance on third-party service providers.

●	We may suffer losses that are not covered by insurance.

●	Title defects could lead to material losses on our investments in our properties.

●	Disputes may arise regarding title, enforcement rights, tenant relationship, or investor obligation.

●	Risks associated with adverse possession and unauthorized occupancy could affect our ability to control, lease, or sell our properties and may lead to legal costs, delays, or financial losses.

●	We may be subject to liability arising from construction defects or renovation-related claims.

●	We rely on Capstone 72 Group located in different countries or regions for key accounting and operational services, and any disruption or change in these arrangements could materially impact our business.

●	The control over Capstone 72 Group by our Chief Executive Officer and Chair of the Board of Directors may create conflicts of interest.

●	Our use of independent contractors for sales, renovation, or operational services may expose us to classification and compliance risks.

●	We provide innovative credit solution to investors under an in-house financing program (72 Easy House Plan), which exposes us to settlement risks.

4

●	Our AI technology is still under development and may not perform as intended or achieve the expected business outcomes.

●	The use of AI technologies in our operations may present implementation, oversight, and data governance risks.

●	We are dependent on our key management and skilled personnel for our continued success and growth.

●	Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

●	Our Capstone 72 Mobile App and financial reporting system are subject to security breaches and other disruptions, which could compromise sensitive data and harm our business.

●	We currently do not maintain insurance coverage for our business operations, which exposes us to potential uninsured losses.

●	The inability to protect our intellectual property rights could harm our business, financial situation and operating results.

●	If we fail to develop, implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Shares may be materially and adversely affected.

●	Changes in U.S. government policy, geopolitical tensions, or shifts in foreign investment regulations may reduce demand from international investors.

●	We have a limited operating history and are employing a business model with a limited track record, which makes it difficult to evaluate our prospects and future operating results.

●	Our operating results are subject to general economic conditions and risks inherent in the ownership and leasing of residential real estate.

●	Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.

●	Compliance with local laws, regulations, and covenants applicable to our properties may result in delays, increased costs, or limitations on our operations, and may adversely affect our business and growth strategy.

●	Actions by tenants, guests, or third parties that are criminal, inappropriate, or unsafe may harm our reputation, reduce demand for our properties, and result in liability.

●	We may be subject to legal demands, litigation, or negative publicity from tenant and consumer rights organizations, which could adversely affect our operations and reputation.

●	Declining real estate valuations, physical damage, or latent defects could adversely affect our financial condition and operating results.

●	Eminent domain could lead to material losses on our investments in our properties.

●	Regulations affecting STR or foreign ownership could limit our operations and adversely impact our business and financial condition.

5

Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;
●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Market and Industry Data

This prospectus contains estimates and information concerning our industry, including our market position and the size and growth rates of the markets in which we participate, that are based on various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Corporate Information

Our principal executive offices are located at 1440 Rockside Rd Suite 118, Rockside Plaza, Parma, OH 44134 and our telephone number at this address is (828) 724-6873. Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is [●]. Information contained on, or available through, our websites do not constitute part of, and are not deemed incorporated by reference into, this prospectus.

6

THE OFFERING

Initial offering price	We currently estimate that the initial public offering price will be between $ [●] and $ [●] per share of common stock.

Common stock offered by us	[●] shares of common stock (or [●] shares of common stock if the underwriters exercise the option to purchase additional shares of common stock in full).

Common stock outstanding prior to the completion of this Offering	[●] shares of common stock (or [●] shares of common stock if the underwriters exercise the option to purchase additional [●] shares of common stock in full).

Common stock outstanding immediately after this Offering	[●] shares of common stock, (or [●] shares of common stock if the underwriters exercise the option to purchase additional [●] shares of common stock in full).

[Over-allotment option	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of [●] additional shares of common stock at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.]

Listing	We intend to apply to have our common stock listed on [●] under the symbol [●]. At this time, [●] has not yet approved our application to list our common stock. The closing of this offering is conditioned upon [●]’s approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on [●], 2025.

Payment and settlement	The underwriters expect to deliver the common stock against payment therefor through the facilities of [●] on [●], 2025.

Use of proceeds

We estimate that we will receive net proceeds of approximately $[●] million from this offering, assuming an initial public offering price of $[●] per shares of common stock, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for the following purposes:

●	approximately [40.0]%, or $[●] million, is expected to be used for marketing and branding, including marketing and promotional activities to further expand our customer base and strengthen our brand;
●	approximately [30.0]%, or $[●] million, is expected to be used for property development;
●	approximately [20.0]%, or $[●] million, is expected to be used for research and development expenses, including advancing our AI capabilities; and
●	the balance of the net proceeds for working capital and general corporate purposes.

Lock-up	All of our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares of common stock have agreed with the underwriters not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of six months from the date of this prospectus. See “Underwriting” section for more information.

Transfer agent	[●]

Risk factors	Investing in our common stock involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section before deciding to invest in our shares of common stock.

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SUMMARY FINANCIAL AND OPERATING DATA

In the following discussion of our business, results of operations and financial information, “we”, “us” or “our” refer to Capstone 72 Properties LLC.

The following summary statements of income and comprehensive income data and cash flow data for the years ended December 31, 2023 and 2024 and summary balance sheets data as of December 31, 2024 have been derived from our audited financial statements included elsewhere in this prospectus. The key performance indicators included in this prospectus have not been derived from our audited financial statements. Our financial statements are prepared and presented in accordance with the U.S. GAAP.

Our historical results are not necessarily indicative of results to be expected for any future period. The following summary financial data for the periods and as of the dates indicated are qualified by reference to, and should be read in conjunction with, our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary Statements of Operations and Comprehensive Income

	Fiscal years ended December 31,
	2024	2023

Revenue	$7,205,122	3,784,229
Cost of revenue	5,605,009	3,408,685
Gross profit	1,600,113	375,544
Operating expenses	265,609	230,130
Income from operations	1,334,504	145,414
Other income	6,014	47
Finance costs	227,242	21,496
Income before income tax	1,113,276	123,965
Income tax expenses	256,493	29,419
Net income and comprehensive income available to common shareholders	$856,783	94,546

Earnings per share, basic	$8,568	945
Weighted average shares used in computing earnings per share, basic	100	100

Summary Balance Sheets

	December 31,
	2024	2023

Assets
Current assets:
Cash and cash equivalents	$26,451	240,011
Accounts receivable	128,205	-
Inventories	688,305	751,438
Deposits paid	5,193	5,000
Tax recoverable	15,614	-
Amount due from the ultimate controlling party	-	162,460
Amount due from a related company	1,996,792	-
Total current assets	2,860,560	1,158,909

Non-current assets:
Receivables under finance lease obligation	2,805,923	440,011

Total assets	$5,666,483	1,598,920

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$475,075	8,864
Other payables	312,248	158,178
Deposits received	146,840	121,250
Amount due to the ultimate controlling party	238,524	-
Amount due to a related company	-	316,308
Loan borrowings – current portion	393,143	518,000
Total current liabilities	1,565,830	1,122,600

Non-current liabilities:
Loan borrowings – non-current portion	2,882,957	371,900
Deferred tax liabilities	282,482	25,989
Total non-current liabilities	3,165,439	397,889

Total liabilities	$4,731,269	1,520,489

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common shares (Nil par value; 100 shares authorized, issued and outstanding as of December 31, 2024 and 2023)	500	500
Retained earnings	934,714	77,931
Total shareholders’ equity	935,214	78,431
Total liabilities and shareholders’ equity	$5,666,483	1,598,920

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Summary Statements of Cash Flows

	Fiscal years ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$1,113,276	123,965

Adjustments to reconcile net income to net cash from operating activities:
Interest income from sales-type leases	(126,520)	(2,798)
Loan charges	21,613	-
Changes in operating assets and liabilities:
Inventories	63,133	(14,934)
Deposits paid	(193)	325,819
Accounts receivable	(128,205)	-
Tax recoverable	(15,614)	-
Accounts payable	466,211	8,864
Deposits received	25,590	119,850
Other payables	154,070	141,064
Amount due from/to the ultimate controlling party	400,984	(177,172)
Amount due from/to a related company	(2,313,100)	(735,264)
Amounts due from/to fellow subsidiaries	-	(2,170)
Net cash used in operating activities	$(338,755)	(212,776)

Cash flows from financing activities:
Interest income from sales-type leases	126,520	2,798
Loan charges	(21,613)	-
Proceeds from loan borrowings	3,140,800	889,900
Repayment of loan borrowings	(754,600)	-
Receivables under finance lease obligation	(2,365,912)	(440,011)
Net cash provided by financing activities	$125,195	452,687

Net (decrease) increase in cash and cash equivalents	(213,560)	239,911
Cash and cash equivalents at beginning of year	240,011	100
Cash and cash equivalents at end of year	$26,451	240,011

Supplemental disclosure of cash flow information:
Interest paid	$205,629	21,496
Income taxes paid	$-	-

Key Performance Indicators

	Fiscal years ended December 31,
	2024	2023
SFH acquisition and operations
Number of new properties acquired	35	28
Number of owned properties on long-term lease	14	3
Number of owned properties on short-term rental	1	-
Number of properties sold:-
(1) directly to our customers *	10	28
(2) sold under 72 Easy House Plan	25	5
Total number of properties sold	35	33
Occupancy rate	85%	81%
Average number of days for our properties to remain on the market:-
(1) post-acquisition to rent **	74.4	63.9
(2) post-acquisition to sale	59.8	46.1

* excluding properties sold under 72 Easy House Plan

** excluding properties that were already leased to tenants at the time of acquisition and remained leased thereafter

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RISK FACTORS

An investment in our shares of common stock involves significant risks. Before making an investment in our shares of common stock, you should carefully consider the risks and uncertainties discussed below under “Special Note Regarding Forward-Looking Statements and Industry Data,” and the specific risks set forth herein. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends. In any such case, the market price of our shares of common stock could decline, and you may lose all or part of your investment.

In the following discussion of risks related to our business, operations and financial information, “we”, “us” or “our” refer to our subsidiaries except where consolidated financial information is presented, in which case “we”, “us” or “our” refer to Capstone 72, Inc., together with its subsidiaries on a consolidated basis.

Risk Factors related to Our Business

Our investments are concentrated in the single-family residential sector and specific geographic markets, exposing us to the state of risks related to market downturns, demand fluctuation, and economic, regulatory and environmental conditions.

Our real estate investments are concentrated in the single-family residential sector, with a strong focus on Ohio, particularly Northeast Ohio. This concentration exposes us to sector- and location-specific risks. A downturn or slowdown in housing demand, whether for sales or rentals, caused by adverse economic, regulatory, or environmental conditions in these markets could materially impact the value of our properties, as well as our ability to generate rental income or realize gains from property sales.

In addition, demand for short-term rentals (STR) may experience seasonal fluctuations, while demand for home acquisitions can be affected by interest rate changes, credit availability, and other macroeconomic conditions. These factors may contribute to volatility in our revenue and profitability, particularly as our portfolio is not diversified across different geographical regions or real estate sectors.

Our business strategy is based on the assumption that property values and operating fundamentals for single-family homes (SFH) in our target markets will continue to appreciate. With limited new housing supply and increasing rental demand, Ohio’s average home value recorded steady increase in recent years. However, there is no assurance that key markets in Ohio would not face severe downturns in the future. If our assumptions prove incorrect, or if local economic conditions deteriorate, our business, operating results, and financial condition could be materially and adversely affected.

Our limited geographic footprint may reduce our competitiveness and increase vulnerability to localized risks.

Unlike some of our competitors who operate across multiple cities, states, or countries, our operations are currently concentrated in Ohio, particularly Northeast Ohio. While this focus allows us to leverage local expertise and economies of scale, it also limits our ability to diversify or pivot in response to adverse developments in the region.

If economic, regulatory, or environmental conditions in Ohio deteriorate, we may have limited ability to redeploy our capital or shift our operations to more favorable markets. In contrast, competitors with more geographically diversified portfolios may be better positioned to mitigate localized downturns, capture growth opportunities in other regions, and attract a broader investor base. Our geographic concentration may therefore reduce our competitiveness and expose us to greater risk of adverse performance if conditions in Ohio worsen.

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Our business model may not be replicable or successful outside of our primary geographical market, which could limit our growth potential.

Our operations are currently focused on Ohio. While this focus has allowed us to leverage local expertise and relationships, our ability to expand into other markets may be limited due to differences in economic conditions, regulatory frameworks, property values, renovation costs, buyer preferences, and operational logistics.

There can be no assurance that our business model and the strategies we have successfully employed in Ohio can be implemented with the same or similar level of success in other states or regions. Markets outside Ohio may not offer comparable investment opportunities, and the cost structure, competition, or regulatory environment may adversely affect our ability to replicate our model. As a result, any geographic expansion efforts could involve significant risks and may not achieve the desired financial returns, which could limit our growth prospects and adversely impact our business, financial condition, and results of operations.

Investors are reliant on management’s assessment, selection and development of appropriate properties.

Our ability to achieve our business objectives depends heavily on the expertise, judgment, and performance of our management team, particularly in identifying, acquiring, and developing suitable real estate properties. Investors have no opportunity to evaluate the terms of our property acquisitions, the financial data associated with those transactions, or the assumptions underlying our investment decisions. Instead, investors must rely entirely on the decisions made by our management team and the oversight of our key personnel. Any failure by management to identify attractive investment opportunities, or to execute our acquisition and development strategy effectively, could have a material adverse effect on our business, results of operations, and financial condition.

We may be unable to identify and acquire properties at below-market value due to increasing competition, limited inventory, and market saturation.

Our business model relies heavily on our ability to acquire single-family residential properties at below-market prices in Ohio. These acquisitions are fundamental to our value-created strategy, which includes renovating existing properties and, in some cases, constructing new homes on vacant land, for resale or lease.

However, the supply of attractively priced properties and suitable development sites is limited. We face growing competition from realtors, wholesalers, and institutional and individual investors, and broader housing market dynamics, including interest rates environment and macroeconomic uncertainty, have created a seller’s market characterized by low inventory levels, elevated prices and extended sourcing timelines. The worsening of these conditions could make it more difficult for us to identify and acquire properties or land at favorable terms.

If we are unable to continue sourcing and acquiring properties at below-market prices in a timely and cost-effective manner, our business, results of operations, and financial condition could be affected.

We may not be able to attract investors to purchase or tenants to lease properties in our portfolio.

The success of our business model depends on our ability to attract investors to purchase, and tenants to lease, the properties we currently own and those we intend to acquire in the future. There is no assurance that we will be able to secure investors to purchase or tenants to lease properties in our portfolio and on terms that are acceptable to us, if at all. If we are unable to do so, our business, results of operations, and financial condition could be adversely affected.

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Our evaluation of properties involves assumptions that may prove inaccurate, leading to overpayment or underperformance.

In determining whether a property meets our selection criteria, we rely on a number of assumptions, including market conditions and competitive environment, interest rates trend, estimated time to gain possession, renovation costs and timelines, ongoing operating expenses, market rental rates and vacancy rates, government policy directions and potential resale value. These estimates inform our internal models and drive our acquisition decisions under both our buy-and-flip and buy-and-hold models.

However, these assumptions may prove inaccurate due to unforeseen physical conditions, tenant-related delays, or legal and regulatory complications. For example, we may underestimate the time or cost to renovate a property, overestimate future rental income or resale proceeds, or face delays caused by existing occupants, eviction proceedings, or title defects.

If our assumptions prove materially incorrect, we may overpay for a property, exceed our renovation cost budget or fail to achieve our projected returns on our properties. Over time, repeated errors in our evaluations could adversely affect our financial performance, reduce capital available for reinvestment, and impair our ability to scale our portfolio.

We may be unable to sell properties on favorable terms when desired, which could adversely affect our financial condition and profitability.

Our ability to dispose of properties on advantageous terms depends on various factors, some of which are outside our control, including market demand, competition from other sellers, and the availability of financing for potential investors. Unfavorable or uncertain market conditions may delay sales, reduce selling prices, or force us to hold properties longer than expected. In some cases, we may be required to expend additional funds to correct defects or complete renovations or other improvements before a property can be sold. If such funds are not available, or if the required upgrades are cost-prohibitive, we may be unable to proceed with a sale.

In certain transactions, we may agree to restrictions that limit our ability to sell a property for a specified period or impose other covenants, such as limits on debt placement or repayment related to the property. These provisions could restrict our operational flexibility.

If we are unable to sell properties at the desired time or price, it could negatively impact our profitability, increase holding and maintenance costs, and adversely affect our financial condition.

We rely on Capstone 72 Group to facilitate transactions under the buy-and-flip model and may be dependent on these entities for investor access, relationship management, and sales execution, over which we may not have full control.

In our buy-and-flip model, we rely heavily on Capstone 72 Group to engage directly with international investors. While title to the properties is transferred directly from us to the end investor (or a designated entity such as an LLC set up on the investor’s behalf), Capstone 72 Group typically manages investor relationships, facilitate sales, and contract directly with investors in connection with the sale transaction.

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Capstone 72 Group is our parent company and is the holding company of our Company, while it is also the holding company of other operating entities that are not part of our listing group. Given that Capstone 72 Group is not part of our listing group and we do not have any management control over Capstone 72 Group, we may not have full access to or control over agreements, communications, or records maintained by them. As a result, we are exposed to operational, legal, and reputational risks if Capstone 72 Group fails to meet investor expectations, act outside of our instructions, or become involved in disputes. Our dependence on these parties also presents risks of misalignment of interests and reduced visibility into customer experience and satisfaction, which could affect our brand, business continuity, and regulatory compliance.

Because the success of our buy-and-flip model is partly driven by the personal relationships and networks that Capstone 72 Group have with international investors, we may not be able to replicate or transfer these relationships within our Company. If Capstone 72 Group becomes unavailable, unwilling to continue facilitating these transactions, or lose investor confidence, our ability to execute sales and generate revenue under our buy-and-flip model could be materially affected.

We may not be able to effectively control the timing and costs of renovations or the holding period of our properties, which could adversely affect our revenues.

Our buy-and-flip model depends on our ability to renovate and resell properties within a targeted timeframe. However, we may encounter delays due to adverse weather conditions, contractor availability, permitting issues, labor shortages, supply chain disruptions, or unforeseen structural or environmental conditions. In particular, winter months in Ohio, our key market, often present operational challenges, as cold temperatures and snowfall can delay property inspections, construction work, and repair schedules. We rely on independent contractors and trade professionals to perform renovation work, and are subject to risks of cost overruns, poor workmanship, or failure to complete projects on time.

In addition, local market liquidity may deteriorate, prolonging our anticipated holding period and delaying property sales. A longer-than-expected holding period may tie up working capital and reduce our ability to reinvest in new acquisitions or respond to changing market conditions. If we are unable to effectively manage renovation timelines and resale activity, our revenues, cash flows, and overall financial performance could be materially and adversely affected.

Market volatility during our holding period may reduce resale proceeds and impact profitability under our buy-and-flip model.

Under our buy-and-flip model, we acquire properties for renovation and subsequent resale. However, we may not be able to control how long we hold a property before sale, as this depends on renovation timelines, market conditions, and buyer demand. During this holding period, the market value of the property may decline due to unforeseen events, including broader economic shifts, changes in local real estate trends, or rising interest rates. If resale values fall below our carrying costs, we may be required to sell at a loss or record impairment charges, which would adversely affect our financial performance. A prolonged downturn in housing markets or liquidity constraints could materially reduce our ability to recover investment costs or achieve targeted returns, thereby affecting our overall financial performance.

There may be unknown risks inherent in our acquisitions of properties that could adversely affect our business.

Although we perform due diligence on the properties we acquire, we may not identify or be aware of all risks, liabilities, or defects associated with a given property prior to acquisition. Issues such as title defects, code violations, environmental contamination, natural disasters, point of sales violation, contingency of house sale or undisclosed damage may arise after closing, potentially requiring unexpected costs or impairing the property’s marketability or income potential. In some cases, our ability to seek recourse through indemnification may be limited, costly, or unsuccessful. These unknown risks could have a material adverse effect on our financial condition and results of operations.

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Delays in removing occupants or tenants may affect our ability to renovate, lease, or resell properties.

Our business depends on the timely acquisition, renovation, leasing, and resale of residential properties. In some cases, we acquire properties that are still occupied by tenants under prior ownership or other unauthorized occupants. Under our buy-and-flip model, delays in gaining vacant possession may postpone renovation work and the ultimate resale of the property. Under our buy-and-hold model, tenants may refuse to vacate after their lease term ends or may require eviction proceedings if they default on rent.

Eviction processes can be time-consuming and vary by cities and counties, often requiring court intervention and compliance with tenant protection laws. Regulatory delays, such as those involving inspection backlogs or moratoriums on evictions, may further extend the time needed to remove occupants. These delays can increase holding costs, defer expected revenue, and limit our ability to redeploy capital efficiently. If we encounter frequent or prolonged occupancy-related delays, our projected returns, operating cash flow, and overall financial performance could be adversely affected.

There is no assurance that our buy-and-flip model and buy-and-hold model will yield expected returns.

Our business relies on value-add strategies, including acquiring, renovating, and repositioning single-family residential properties for resale or lease. These strategies are subject to a range of risks and uncertainties, and there is no assurance that we will achieve the expected returns. Properties we acquire may be underperforming or in need of significant renovation, and may not generate positive cash flow during the holding period.

Delays in construction, unexpected repair costs, unfavorable changes in local demand, or broader economic downturns could reduce profitability or extend holding periods. In some cases, we may not be able to lease or sell a property on acceptable terms, or at all. If we are unable to execute business strategies effectively, or if market conditions shift, our investment returns, operating results, and ability to scale our business could be materially and adversely affected.

Many of our costs are fixed and may not decrease if our revenues decline.

In our buy-and-hold model, our ability to increase rental income may be constrained by local market conditions, subsidy program delays, or regulatory limits on rent adjustments. As a result, we may not be able to fully offset rising or fixed costs through increased rental rates or improved occupancy. If our revenue declines and we are unable to reduce expenses accordingly, our profit margins, operating results, and liquidity could be materially and adversely affected.

Some of our leases are relatively short-term in nature, while others are long-term, which exposes us to the risks of frequent turnover, inability to re-lease properties on attractive terms, or being locked into lower rental rates in an appreciating market.

Because some of our leases are relatively short-term in nature, such as those offered through platforms like Airbnb, we are exposed to the risk of frequent turnover, which could result in higher costs and lower occupancy rates. Short-term leases may require us to frequently re-lease our properties, and we may not always be able to do so on attractive terms, on a timely basis, or at all. High turnover involves costs such as cleaning, restoring, and maintaining the properties between tenants, as well as marketing expenses to attract new tenants. Additionally, a decline in demand for STR, whether due to seasonality, economic conditions, or external factors such as extreme weather events or contagious diseases or viruses, could negatively impact our occupancy rates and rental income.

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In contrast, leases of longer durations may limit our ability to capitalize on rental rate increases in an appreciating market, as we would be locked into the terms of the lease until it expires before we may re-leases our properties for higher rental returns. If market rental rates decrease, tenants may also be less inclined to renew their leases under comparable terms, potentially leading to increased vacancy rates or the need to offer concessions to attract new tenants.

If we are unable to maintain high occupancy rates, re-lease properties on attractive terms, or adjust our rental rates to remain competitive, our operating results and financial condition could be adversely affected.

Renters may impose additional risks to property condition, which could increase costs and reduce returns.

Under our buy-and-hold model, we lease properties to renters, some of whom may occupy the homes during the sales process under our buy-and-flip model. Unlike owner-occupants, renters typically do not have a long-term interest in maintaining or improving the condition of the property. As a result, they may cause damage, delay reporting maintenance issues, or fail to take reasonable care of the home and its contents.

Turnover of renters may also require repairs or improvements before the property can be re-leased or sold, and the cost of such repairs may exceed any security deposits collected. These risks can increase our property management and maintenance costs, reduce rental income, and negatively affect resale value. In aggregate, these factors may adversely impact our profitability, cash flow, and ability to scale our operations.

Delays in rent payments from tenants who rely on government or NGO subsidies may impact our cash flow and financial performance.

Under our buy-and-hold model, we lease certain properties to tenants who rely on housing assistance from government programs or non-governmental organizations (NGOs) to meet their rental obligations. While these subsidies can help support occupancy and reduce credit risk, payments from such programs are often subject to administrative delays, inconsistent processing times, or funding uncertainties. In some cities, these delays can result in late or partial rental payments from tenants, even when they are otherwise compliant with lease terms. Any extended delays or disruption in subsidy programs could impair our rental income, affect our liquidity, and increase our accounts receivable. These risks may be exacerbated during periods of economic stress or changes in public policy and could adversely affect our financial condition and operating results.

Mold or other environmental hazards in our leased properties could lead to liability and remediation costs.

Properties held under our buy-and-hold model may develop mold or other environmental hazards due to excess moisture, poor ventilation, plumbing leaks, or deferred maintenance. If moisture issues are unaddressed, particularly in rental properties where tenants may not promptly report issues, mold growth can occur and potentially release airborne toxins or allergens.

The presence of mold could require us to undertake costly remediation efforts as landlord and may render affected properties temporarily uninhabitable, reducing rental income. Additionally, we could be subject to claims from tenants or regulatory scrutiny if mold exposure leads to alleged health issues or property damage. Some insurance policies may exclude or limit coverage for mold-related claims, exposing us to further financial risk. If mold or similar hazards are not effectively prevented or mitigated, our financial condition, reputation, and leasing operations could be materially and adversely affected.

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We may incur additional costs or liability due to environmental laws and regulations.

Our renovations construction activities are subject to a range of federal, state, and local environmental laws and regulations. These may include requirements related to the handling or remediation of hazardous substances, such as lead-based paint, asbestos, or mold, as well as rules governing demolition, waste disposal, and stormwater management. Compliance with these laws may result in delays, require us to undertake costly remediation or mitigation measures, or lead to fines and penalties if we fail to adhere to applicable requirements. As environmental regulations evolve, we may face increased scrutiny or additional compliance obligations. Any such developments could increase our operating costs, delay project timelines, or expose us to liability, which could adversely affect our business, financial condition, and results of operations.

We are subject to privacy, data protection, and cybersecurity risks, including through our reliance on third-party service providers.

In the course of our operations, we collect and store personal information relating to investors, tenants, guests, and counterparties. We rely on third-party service providers and Capstone 72 Group, both in Ohio and overseas, for services such as legal, accounting, and operational support. These activities subject us to U.S. and foreign laws and regulations related to data privacy, cybersecurity, and consumer protection, which may evolve or vary across jurisdictions.

If we, our service providers, or Capstone 72 Group fail to adequately protect personal information or experience a data breach, we could face legal claims, regulatory fines, or reputational harm. In addition, if a key service provider mishandles sensitive data or becomes subject to regulatory enforcement, we may be forced to seek alternative providers, which could disrupt our operations, increase compliance costs, or negatively impact service quality. Any such incident could adversely affect our business, financial condition, and results of operations.

We may suffer losses that are not covered by insurance.

We seek to maintain insurance coverage on our properties to protect against casualty losses. However, certain types of losses, such as those arising from floods, fires, windstorms, vandalism, tenant damage, wild animal intrusion, environmental hazards, or acts of civil unrest, may not be covered by insurance or may be subject to exclusions, coverage limitations, or high deductibles. In some cases, we may have to self-insure where coverage is not economically practical.

If an uninsured or underinsured loss occurs, we could lose all or part of our capital invested in the affected property. We may also remain liable for any outstanding debt secured by the property, which could further increase the financial impact. These events may reduce our ability to resell or lease the property, impair expected returns, and materially and adversely affect our business, financial condition, and results of operations. In addition, we may not have access to funding sources to repair or replace the damaged property, which could compound the losses.

Title defects could lead to material losses on our investments in our properties.

We may acquire properties on an “as-is” basis or under circumstances in which complete title information is not available prior to closing. In some cases, title searches or reports may not reflect existing senior liens, judgment liens, deed restrictions, unpaid property taxes or encroachments. While we typically seek to obtain title insurance, it may not always be available, or may exclude certain risks or defects. Title insurance obtained at closing may offer limited protection and may exclude coverage for defects that were discoverable prior to acquisition.

If we acquire properties with title defects that are not adequately insured, we may face legal challenges to our ownership, incur significant costs to clear title, or be unable to sell or lease the affected properties as planned. For example, restrictions such as a lien recorded on title or defects in the chain of title may delay resale under our buy-and-flip model or prevent tenant occupancy under our buy-and-hold model. In certain cases, we may lose the property or be unable to recover our investment.

Any such title defects could materially and adversely affect our business, financial condition, and results of operations.

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Disputes may arise regarding title, enforcement rights, tenant relationship, or investor obligation.

We may from time to time be involved in disputes concerning title to a property, the enforcement of contractual or property rights, or the interpretation of obligations owed by or to our investors, tenants, or other counterparties. Such disputes could delay or complicate property sales, transfers, or financing, and may require us to incur legal fees or other expenses to resolve. If unresolved, these issues could impair our ability to execute our business strategy, affect investor confidence, result in reputational harm, and adversely affect our financial condition and results of operations.

Risks associated with adverse possession and unauthorized occupancy could affect our ability to control, lease, or sell our properties and may lead to legal costs, delays, or financial losses.

Our properties may be subject to unauthorized occupancy or adverse possession claims, particularly during periods of vacancy before renovation, sale, or leasing. Individuals who occupy a property without our permission, including squatters or trespassers, may assert legal rights over time under adverse possession doctrines. While adverse possession generally requires the claimant to meet specific legal criteria over a defined period, responding to such claims can result in legal expenses, delays, and loss of control over the property. In addition to legal claims, unauthorized occupants may damage the property, refuse to vacate, or require formal eviction proceedings, which could delay our ability to renovate, sell, or lease the property under our buy-and-flip model or buy-and-hold model. These issues may also increase holding costs and reduce our expected returns.

If we are unable to promptly regain possession or clear title, or if adverse possession claims are successfully asserted, our business, financial condition, and results of operations could be materially and adversely affected.

We may be subject to liability arising from construction defects or renovation-related claims.

Our business includes the renovation of existing homes and, in some cases, the construction of new properties on vacant land. As a result, we may be exposed to liability for construction defects, product failures, or workmanship-related issues arising from such activities. Claims may be brought by future buyers, tenants, homeowners’ associations, or other third parties and may relate to structural integrity, building code violations, moisture intrusion, or other latent issues.

Such claims could require us to incur repair costs, engage in litigation, or settle disputes, and may not be fully covered by insurance or indemnities from contractors. Any material liability or reputational harm arising from construction or renovation-related claims could adversely affect our business, financial condition, and results of operations.

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Employment-related claims or labor disputes could disrupt our operations and increase costs.

We are subject to federal, state, and local labor laws governing various aspects of our employment practices, including wage and hour standards, workplace safety, anti-discrimination, and employee rights. While we seek to maintain a compliant and positive work environment, we may be subject to employment-related claims or disputes, including allegations of wrongful termination, workplace misconduct, or failure to comply with applicable employment or workplace safety laws.

Labor disputes, internal investigations, or legal proceedings involving our employees could result in reputational harm, legal liability, or operational disruptions. As our operations expand, our exposure to such risks may increase. Any material labor-related claims, penalties, or adverse judgments could increase costs and adversely affect our financial condition and results of operations.

Disputes with investors concerning investment terms, performance expectations, or disclosures may result in reputational harm or legal liability.

We engage with international investors in connection with the sale or financing of single-family residential properties under our buy-and-flip model. These transactions are sometimes facilitated by Capstone 72 Group outside the United States. Although we aim to provide accurate and transparent information, investors may have different expectations regarding property performance, investment returns, transaction terms, or the nature of services provided.

Disagreements may arise related to title transfer, property condition, rental performance, legal obligations, or post-sale support. In certain cases, we may not have direct control over communications or documents maintained by Capstone 72 Group, which could complicate dispute resolution. Any actual or threatened legal claims, regulatory complaints, or reputational issues involving investor dissatisfaction could materially and adversely affect our brand, international reach, or ability to execute future transactions. In addition, defending against such disputes may also require us to expend significant time and resources, diverting management attention and negatively impacting our business and financial condition.

We rely on our related parties, including Capstone 72 Group and other companies owned by our Chief Executive Officer and Chair of the Board of Directors located in different countries or regions, for key accounting and operational services, and any disruption or change in these arrangements could materially impact our business.

We depend on Capstone 72 Group and other companies owned by Ms. Bonnie Wu, our Chief Executive Officer and Chair of the Board of Directors (together, the “Related Entities”), located in different countries or regions, including Canada, Malaysia and Hong Kong, to provide critical support services, including accounting and operational functions. These services are essential to the day-to-day management and execution of our business strategy. In particular, we rely on these Related Entities in different countries or regions, including Canada, Malaysia and Hong Kong, to broaden our outreach to international investors, including utilizing the business development centers operated by these entities to host seminars in different local markets. We also rely on these entities to manage our relationship with investors in different local markets, facilitate sales, and contract directly with investors in connection with the sale transaction. If any of these Related Entities is to cease providing services to us, whether due to a reorganization of their shareholding, breakdown in commercial relationships, regulatory constraints, failure to perform in according with our expectations, or other disruptions, we may not be able to replace them on a timely or cost-effective basis, or at all.

In addition, because many of the Related Entities owned by Capstone 72 Group are located outside of the United States, we may face limitations in oversight, jurisdictional reach, or enforcement of contractual obligations. We do not have personnels in many of the countries or regions that the Related Entities is located and may not be able to timely supervise or monitor the essential services provided by them, which may adversely affect the relationship with our customers and damage our reputation. It may be difficult and costly for us to assert or enforce our contractual rights to seek any damages or compensation against the Related Entities in those jurisdictions that are outside of the United States. Rising geopolitical tensions may lead to increased scrutiny, restrictions, or uncertainty affecting cross-border services, data exchange, or business affiliations. Any resulting disruption in the services provided by Capstone 72 Group could materially and adversely affect our business, financial condition, results of operations, and reputation.

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The control over Capstone 72 Group and other companies owned by our Chief Executive Officer and Chair of the Board of Directors may create conflicts of interest.

We rely on Capstone 72 Group and other Related Entities to provide essential accounting, and operational support for our business. These Related Entities are under the control of our Chief Executive Officer and Chair of the Board of Directors. As a result, there may be circumstances where the interests of the Related Entities diverge from those of the Company or its shareholders. Decisions affecting the Company’s operations, finances, or strategic direction may be influenced by such relationships, and may not always be made on an arms-length basis. Any actual or perceived conflicts of interest could undermine investor confidence, impair our ability to maintain effective oversight, or result in decisions that are not in the best interest of the Company or its shareholders. These risks could adversely affect our business, financial condition, results of operations, and corporate governance.

Our use of independent contractors for sales, renovation, or operational services may expose us to classification and compliance risks.

We engage certain professionals as independent contractors to support our business, including in areas such as renovation work and property operations, and independent property agents for the sale and purchase of certain properties from time to time. These arrangements are subject to federal and state regulations concerning the classification of independent contractors versus employees. Misclassification could expose us to liability for unpaid wages, taxes, penalties, or benefits under employment and labor laws.

If legal standards governing worker classification change, or if our practices are challenged by regulatory authorities or through litigation, we may be required to reclassify independent contractors as employees. This could result in increased labor costs, changes to our compensation practices, and potential retroactive liabilities. Any such developments could materially increase our expenses, limit our operational flexibility, and adversely affect our financial condition and results of operations.

We provide innovative credit solution to investors under an in-house financing program (72 Easy House Plan), which exposes us to settlement risks.

We offer innovative credit solution to investors through our in-house financing program (72 Easy House Plan), providing alternative funding, under which investors pay a non-refundable deposit to us upfront and while we retain legal title to the property until the investor exercises its option to purchase the property and pay the full purchase price within a fixed term, typically three years. Although these arrangements provide certain safeguards, such as the ability to retain possession, they also expose us to settlement risk in the event that the investors failed to pay the full purchase price. While some investors may elect to exercise the option to purchase before the end of the fixed term, others may choose to do so and exposes us to settlement risks at the end of the fixed term. If an investor decides not to exercise the option to purchase, we may incur costs or delays in reselling the property. Further, any such defaults could reduce our expected returns and adversely affect our cash flow, financial condition, and results of operations.

Deferred payment terms under our in-house financing program (72 Easy House Plan) may impact liquidity and limit our ability to scale.

Under our in-house financing program (72 Easy House Plan), we allow investors to acquire properties by paying us a non-refundable deposit upfront, and making rental payments to us over a multi-year period. While this model facilitates sales and generates recurring income, it also delays full recovery of the property’s purchase price and ties up our working capital. This may limit our ability to reinvest in new acquisitions, respond to market opportunities, or absorb economic downturns. If a significant number of investors defer principal payments or default on their obligations, our liquidity and ability to grow our portfolio could be adversely affected.

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Weakening rental demand or rising property expenses may increase investor default risk under our financing program.

Some of our investors purchase properties through our in-house financing program (72 Easy House Plan) with the intention of generating rental income. If rental demand weakens, market rents decline, or property-related expenses—such as maintenance, property management, or taxes—increase, investors may experience reduced cash flow. This, in turn, may impair their ability to meet interest payment obligations or repay the principal at maturity. A rise in investor defaults could lead to delays or losses in recovering our investment, and may adversely affect our business, financial condition, and results of operations.

Our AI technology is still under development and may not perform as intended or achieve the expected business outcomes.

We are strategically investing in artificial intelligence and in the process of developing our AI applications to improve our customer profiling, sales targeting, and operational efficiency. This technology is intended to increase investor conversion rates, reduce customer acquisition costs, and automate elements of customer interaction, including the use of a chatbot. However, the AI applications remain in the development phase, and there is no assurance it will perform as expected, be completed on schedule, or produce accurate or actionable insights.

We may encounter technical limitations, programming errors, integration delays, or higher-than-anticipated costs during the implementation process. If the technology fails to meet performance expectations, or if it does not result in improved investor targeting or operational savings, our growth strategy and business efficiency may be adversely affected. The success of the AI initiative also depends on the expertise of key personnel, including our Chief Technology Officer in developing and refining the system.

Even after deployment, a failure or malfunction of our AI applications could disrupt customer engagement workflows, delay sales execution, or impair decision-making processes that rely on automated outputs.

The use of AI technologies in our operations may present implementation, oversight, and data governance risks.

As part of our strategy, we plan to implement AI-driven solutions to enhance investor engagement and streamline internal decision-making. While these technologies are intended to optimize outcomes across multiple aspects of our business, their use may introduce risks associated with unintended outputs, limited human oversight, or overreliance on automated systems. If the AI tools fail to deliver accurate predictions, misclassify customer profiles, or operate with hidden biases, we may experience suboptimal sales performance.

Further, the development and operation of our AI applications rely on access to customer data held by us and by Capstone 72 Group. Any issues related to data quality, consistency, or regulatory compliance in handling this information may affect the reliability and effectiveness of our AI applications. As data privacy laws continue to evolve, we may also face additional compliance obligations that increase the cost and complexity of using AI in our operations.

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The adoption of our AI applications may introduce operational, regulatory or cybersecurity risks.

Our planned use of AI technology in our sales targeting, customer engagement, and internal operations may expose us to new categories of regulatory, operational, and cybersecurity risks. The processing and use of personal information in AI systems could subject us to increased scrutiny under evolving data protection laws in the United States and abroad. If our AI tools are found to violate applicable privacy, marketing, or consumer protection regulations, we could face penalties, reputational harm, or be required to modify our technology or business practices.

In addition, as our AI applications grow more interconnected and autonomous, they may present unique cybersecurity vulnerabilities. If unauthorized parties gain access to our AI models or the underlying data, this could lead to misuse, manipulation of outputs, or exposure of sensitive customer information. Any operational disruptions or compliance failures arising from our use of AI applications could adversely affect our reputation, business performance, or financial condition.

We are dependent on our key management and skilled personnel for our continued success and growth.

Our business strategy and growth prospects are materially dependent on the continued service and leadership of our senior management team, particularly Ms. Bonnie Wu, our Chief Executive Officer and Chair of the Board of Directors. We also rely on the expertise of Mr. Stanley Lam, our Chief Technology Officer and Director, who is leading the development of our research and development efforts in artificial intelligence systems. These individuals play critical roles in strategic planning, investor relations, operations, and technology development.

The loss of their services, or the inability to attract and retain qualified personnel, could significantly disrupt our operations and strategic execution. We may also need to increase compensation or provide additional incentives to retain or recruit key personnel, which could raise our operating costs and adversely affect our financial performance.

In addition, our continued success depends on our ability to recruit and retain qualified personnel with knowledge and experience in the real estate industry. Competition for such talent is intense, and we may not be able to attract or retain the necessary individuals. If we are unable to continue to attract and retain skilled employees, this will adversely affect our business and prospects.

Our executive officers have no prior experience in operating a U.S. public company, and their inability to operate the public company aspects of our business could harm us.

Our executive officers have limited experience operating a company that is publicly listed in the United States. As a public company, we will be subject to enhanced legal, regulatory, and reporting requirements. Complying with these requirements may require additional time, resources, and internal infrastructure, particularly during the initial period following this offering.

Although we intend to engage experienced advisors and implement appropriate governance and control frameworks, any failure to comply with public company obligations in a timely or effective manner could result in regulatory scrutiny, reputational harm, or delays in financial reporting. These outcomes could adversely affect our business, financial condition, and the trading price of our securities.

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We are dependent on external STR platform such as Airbnb, and system failures could disrupt our business which in turn negatively affect us and the value of our stock.

Our operations rely heavily on internal operating systems, property management platforms, such as our Capstone 72 Mobile App, and external platforms for STR, such as Airbnb and similar digital hospitality services. These systems and platforms include certain automated processes and require consistent access to telecommunications and the internet, each of which is subject to system security risks. Additionally, certain essential components of our operations depend on third-party service providers, and a significant portion of our business is conducted over the internet. As a result, our business could be severely impacted by a catastrophic occurrence, such as a natural disaster, cyberattack, or terrorist attack, or by circumstances that disrupt access to telecommunications, the internet, or the operations of our third-party service providers. For example, viruses, ransomware, or experienced computer programmers could penetrate network security defenses and cause system failures, data breaches, or operational disruptions. Such disruptions could impair our ability to effectively market and manage properties, process transactions, or maintain communications with tenants, guests, and service providers. Although we employ various duplication, backup, and security procedures to protect against such risks, a significant outage, breach, or disruption in telecommunications, the internet, or at our third-party service providers could negatively impact our operations, damage our reputation, and result in financial losses. These risks could materially and adversely affect our business, results of operations, and financial condition.

Our Capstone 72 Mobile App and financial reporting system are subject to security breaches and other disruptions, which could compromise sensitive data and harm our business.

Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business, we acquire and store sensitive data through our Capstone 72 Mobile App and financial reporting systems, including proprietary business information, financial performance data for our investors as landlords, and personally identifiable information of our landlords, tenants, employees, and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy.

Despite our security measures, our information technology and infrastructure, including Capstone 72 Mobile App, may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and systems, and the sensitive information stored therein could be accessed, publicly disclosed, misused, lost, or stolen. For example, unauthorized access to our Capstone 72 Mobile App could result in the disclosure or misuse of sensitive landlord financial data, such as rental income, expenses, yields, or rates of return.

Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations, and harm to the services we provide to our investors. In addition, such events could damage our reputation, reduce trust in our Capstone 72 Mobile App, and adversely affect our results of operations, reputation, and competitive position.

We currently do not maintain insurance coverage for our business operations, which exposes us to potential uninsured losses.

While we maintain insurance coverage for our properties, we currently do not carry insurance for our broader business operations, including general liability, errors and omissions, or business interruption coverage. As a result, we may be exposed to risks typically covered by such policies, including claims arising from business disputes, regulatory actions, or operational disruptions.

If any such events occur, we may be required to incur substantial legal or financial costs, which could materially affect our financial condition, results of operations, or reputation. The absence of such coverage may also limit our resilience in the face of unforeseen business risks.

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The inability to protect our intellectual property rights could harm our business, financial situation and operating results.

Our intellectual property rights, we feel, are critical to our success. We rely on our capacity to establish and manage our intellectual property rights. We have put a lot of time and effort into developing our AI applications, Capstone 72 Mobile App, websites and other intellectual property.

For the protection of our intellectual property, we rely on trade secrets, as well as contractual constraints. However, these only give limited protection, and the steps we take to safeguard our intellectual property rights may not be sufficient. We may have no or limited rights to prevent others from using our data. Our trade secrets may also become public knowledge or be uncovered independently by our competitors. Furthermore, if our employees or third-party vendors with whom we do business use intellectual property owned by others in their work for us, there may be a dispute over the rights to that intellectual property.

In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. There can be no assurance that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technologies.

Preventing any illegal use of our intellectual property is difficult and expensive, and the measures we take may be insufficient to avoid misappropriation. If we go to court to enforce our intellectual property rights, it could cost us a lot of money and divert our management and financial resources. We cannot guarantee that we will prevail in such a lawsuit. Any failure to preserve or enforce our intellectual property rights might have a significant negative impact on our business, financial situation, and operating results.

If we fail to develop, implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Shares may be materially and adversely affected.

After the completion of this offering, we will become a public company in the United States and will be subject to the Sarbanes-Oxley Act of 2002 and other applicable laws and regulations. As a result, we will be required to establish and maintain effective internal control over financial reporting and disclosure controls and procedures. To comply with these requirements, we may need to dedicate significant financial and management resources, including hiring additional personnel, implementing new systems and procedures, and engaging external consultants and auditors.

Based on the number of personnel available to serve our accounting function, our management believes we are not able to adequately segregate responsibility over financial transaction processing and reporting. We also lack an effectively designed, implemented, and maintained IT general controls over tools and applications that support our financial reporting processes. Further, we do not have a formal internal control environment in place and operating effectively. As such, we have identified these issues as material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our remediation of such material weaknesses is not effective, or if we fail to develop, implement and maintain an effective system of internal controls and internal control over financial reporting, we may be unable to accurately or timely report our financial condition or results of operations, detect or prevent fraud, or comply with the applicable requirements of the SEC and the listing standards of the exchange on which our Shares are traded. Any material weaknesses or failures in our internal control environment could result in restatements of our financial statements, regulatory investigations, and a loss of investor confidence. These outcomes could, in turn, materially and adversely affect our business, financial condition, results of operations, and the market price of our Shares.

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Past instances of employee misconduct highlight risks associated with internal control limitations and operational oversight.

We have previously experienced incidents of employee misconduct involving misappropriation of company funds. While corrective actions have been taken and such incidents have been isolated, they highlight the risks inherent in maintaining effective internal controls and oversight.

If we are unable to maintain sufficient internal controls or oversight of day-to-day operations, particularly over cash handling, rental payments, or financial reporting, we may be exposed to future instances of fraud, embezzlement, or other misconduct. Any such events could lead to financial loss, reputational damage, or increased scrutiny of our governance practices, and could adversely affect our business, financial condition, or results of operations.

Changes in U.S. government policy, geopolitical tensions, or shifts in foreign investment regulations may reduce demand from international investors.

A significant portion of our business involves selling or financing U.S. residential properties to non-U.S. investors, particularly under our buy-and-flip model and our in-house financing program (72 Easy House Plan). Our growth and revenue are therefore influenced by the ability and willingness of foreign investors to acquire SFH in the United States.

Changes in U.S. government policy, including potential executive orders, legislation, or regulatory actions relating to foreign ownership of real estate, tariffs, taxation, immigration, or broader geopolitical tensions, could reduce the attractiveness of U.S. property investments for non-U.S. persons. These developments may create uncertainty or barriers to investment, increase scrutiny or restrictions, or affect investor sentiment in certain countries.

While we cannot predict the direction or scope of future policy changes, any actions that discourage or restrict foreign investment in residential real estate could reduce the size of our investor pool and materially and adversely affect our business, financial condition, and results of operations.

We face possible risks associated with contagious diseases, natural disasters and extreme weather events (the frequency and severity of which may be impacted by climate change), any of which could adversely affect our operations and financial condition.

We are subject to risks associated with contagious diseases or viruses, natural disasters, and the physical effects of climate change, which may include more frequent or severe tornadoes, storms, extreme temperatures, flooding, landslides, wildfires, earthquakes and other weather-related events. While it is currently impossible to accurately predict the impact of climate change on the frequency or severity of such events, any of them could materially and adversely affect our business, operations, and financial results.

Our operations in Ohio expose us to regional weather patterns that may cause damage to our properties or delay our renovation and construction activities. For example, severe winter storms or flooding could postpone property improvements or make it more difficult to source labor and materials, leading to longer holding periods and increased costs.

Additionally, the outbreak of contagious diseases, such as COVID-19, could disrupt our operations by reducing demand for property purchases, long-term rentals, and short-term stays. Such outbreaks may also result in travel restrictions, economic downturns, or labor shortages, which could negatively impact property values, acquisition activity, occupancy rates, and rental income. Prolonged pandemics could increase costs associated with cleaning protocols, maintenance, and compliance with health-related regulations.

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Climate change may also increase our operating expenses. For instance, insurance premiums for properties in high-risk areas may rise or become unavailable, and we may incur additional costs for repairs, maintenance, or infrastructure to protect our assets. Furthermore, if extreme weather events make certain areas less desirable to investors, tenants, or short-term guests, it could reduce our ability to sell or lease properties, particularly those listed on platforms like Airbnb.

More broadly, global economic uncertainty, including inflationary pressures, interest rate volatility, or geopolitical events, may impact investor sentiment, credit availability, and real estate market activity in our target regions.

If we are unable to sell or lease properties in affected areas, or if these events increase our costs or reduce property values, our business, results of operations, and financial condition could be materially and adversely affected.

We have a limited operating history and are employing a business model with a limited track record, which makes it difficult to evaluate our prospects and future operating results.

We commence our operations in 2022, and our operating history is limited. While we have expanded our activities in property acquisition, renovation, construction, leasing, and investor financing, our business model, remains relatively new and unproven at scale. As a result, it is difficult to evaluate our future prospects, operating performance, or long-term business viability.

Our limited track record makes it challenging to predict how our business will perform under different economic, interest rate, or regulatory conditions. Our future financial results will depend on a number of factors, many of which are outside our control, including our ability to manage operating costs, maintain occupancy and rental yields, identify and acquire properties on favorable terms, respond to market competition, and maintain stable investor demand.

We also face risks frequently encountered by early-stage companies operating in dynamic sectors, including the risk that we may not achieve anticipated growth or profitability, that our assumptions about market behavior may prove incorrect, or that operational or financial challenges may arise that we have not previously encountered. If we are unable to operate our business successfully, our financial condition, results of operations, and prospects could be materially and adversely affected.

Because the amount, timing, and whether we distribute dividends at all are entirely at the discretion of our board of directors, you must rely on price appreciation of our ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to limitations set forth in our corporate governing documents and certain requirements of Ohio law. Under Ohio law, our board of directors may declare dividends only to the extent of our “surplus”, which is defined as the excess of our assets over liabilities, plus stated capital, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. We cannot assure you that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares.

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Risk factors related to the real estate industry

Our operating results are subject to general economic conditions and risks inherent in the ownership and leasing of residential real estate.

Our business is subject to a variety of macroeconomic, market-specific, and asset-level risks that are generally associated with the ownership and operation of residential real estate. These include changes in interest rates and credit availability, declines in property values, fluctuations in rental demand, increasing property taxes or insurance costs, regulatory burdens, and the illiquidity of real estate assets.

Our ability to generate returns may also be affected by unforeseen repairs, delays in leasing or resale, tenant non-payment, local competition, and changes in zoning or permitting rules. Because many of these risks are outside of our control and may arise unexpectedly, they could materially and adversely affect our revenue, profitability, and ability to scale our operations.

Inflation may adversely affect us by increasing costs beyond what we can recover through sales or lease revenue.

Inflation may increase our costs for acquiring properties, renovating homes, building on vacant land, and operating our business, including expenses related to labor, construction materials, insurance, and third-party services. We may not be able to fully recover these increased costs through higher sale prices or rental income, which could compress our profit margins and impact the financial viability of certain renovation or construction projects. For example, under our buy-and-flip model, renovation cost overruns may not be offset by corresponding increases in resale prices. Similarly, under our buy-and-hold model, inflationary pressures may not be fully passed on to tenants and guests due to market limitations on rental increases.

Prolonged periods of inflation may also dampen investor appetite and complicate our budgeting and operational planning, particularly if rising costs render certain projects economically unfeasible. If we are unable to effectively manage inflation-related cost pressures, our financial condition, results of operations, and cash flows could be materially and adversely affected.

Rising interest rates and reduced credit availability could limit investor demand and reduce property sales volume.

Interest rates directly affect the availability and cost of mortgage and other financing options, which can influence investor demand for our properties. Many of our investors, may rely on financing, whether through us or third-party financiers, to complete purchases. Increases in interest rates or tighter credit conditions may reduce affordability, limit available financing options, or lengthen transaction timelines, particularly under our buy-and-flip model.

In addition, a rise in interest rates may weaken demand across the broader real estate market, potentially affecting property resale values, investor exit strategies, and overall sentiment. If investor demand for SFH declines due to rising interest rates or restricted financing, our ability to sell properties in a timely and profitable manner could be adversely affected. This may lead to reduced revenues, longer holding periods, and lower overall profitability.

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Competition in identifying and acquiring our properties could adversely affect our ability to implement our business and growth strategies, which could materially and adversely affect us.

We compete with a range of market participants in identifying and acquiring single-family residential properties in our target markets, including individual homebuyers, small-scale investors, private equity funds, real estate developers, and institutional investors. Some of these competitors may have greater financial resources, lower costs of capital, or more established local networks than we do. Others may have higher risk tolerances, longer investment horizons, or operational advantages that enable them to acquire properties more quickly or at higher prices.

This competition may reduce the availability of attractively priced properties, limit our ability to scale, and increase the acquisition cost of properties we do source, which could reduce our margins and return on investment. In particular, our buy-and-flip model depends on our ability to acquire properties at below-market value and resell them at a premium following renovations. Competitive pressure may impair our ability to acquire such properties at favorable prices or on acceptable terms.

Increased competition may also lead to delays in capital deployment, which could reduce our operating efficiency and impact our financial performance. There can be no assurance that we will be able to compete successfully for investment opportunities, and our inability to do so may have a material adverse effect on our business, financial condition, and results of operations.

Compliance with local laws, regulations, and covenants applicable to our properties may result in delays, increased costs, or limitations on our operations, and may adversely affect our business and growth strategy.

Properties in Ohio are subject to a range of local governmental laws, regulations, including permitting, licensing, zoning, residential rental property registration obligations, lead paint inspections and remediation obligations, and property inspection obligations. The regulatory environment is dynamic and may vary significantly across cities and counties, creating operational uncertainty and requiring ongoing compliance efforts. For example, certain municipalities may mandate inspections before a sale or title transfer can occur or impose requirements such as painting homes in specified colors or complying with community-specific property standards. These requirements may delay transactions, increase renovation costs, or discourage prospective buyers.

In addition to governmental regulations, our properties may also be subject to private covenants, including restrictions imposed by homeowners’ associations or deed limitations, which may prohibit the rental of property and may prescribe renovation parameters, aesthetic standards, or impose additional approval requirements. These restrictions can limit our operational flexibility, increase compliance burdens, or negatively impact the attractiveness of properties to potential investors or tenants. Further, some local jurisdictions may adopt policies that are less favorable toward investor-owned or non-owner-occupied properties, which could influence enforcement practices or lead to future regulatory changes, such as limitations on ownership structures or increased scrutiny of investment properties.

Failure to comply with applicable laws, regulations, or covenants, or any changes that increase the compliance burden, could result in delays, increased costs, fines, or restrictions on our ability to acquire, renovate, or dispose of properties. Any such outcomes may adversely affect our business, financial condition, results of operations, and growth strategy

Actions by tenants, guests, or third parties that are criminal, inappropriate, or unsafe may harm our reputation, reduce demand for our properties, and result in liability.

We have limited control over the conduct of tenants, short-term guests, or other third parties who may access or occupy our properties. Criminal, fraudulent, negligent, or inappropriate behavior, such as property damage, unlawful activity, violence, or violations of community standards, may occur during a tenancy or guest stay. Such conduct can compromise the safety or perceived safety of our properties, lead to reputational damage, and negatively affect future leasing or sales prospects.

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In certain cases, we rely on third-party platforms to screen short-term guests, and we do not independently verify the identity, background, or behavior of all occupants or invitees. Verification systems used by third-party platforms or service providers may have limitations and may fail to detect or prevent misconduct.

If a tenant, guest, or third party engages in unlawful or inappropriate conduct on our properties, we could be subject to legal claims, regulatory scrutiny, or adverse media attention. These incidents may result in direct liability, discourage prospective tenants or investors, or contribute to local calls for stricter regulation of investor-owned or STR properties. Any of these outcomes could materially and adversely affect our business, financial condition, and results of operations.

Our lack of a long operating history could adversely impact us.

As a start-up business, we do not have a long operating history. This may make it more difficult for us to establish credibility with lenders, service providers, and investors, or to attract and retain key personnel. Start-ups often face higher perceived risk, and in times of high interest rates or inflation, we may encounter challenges obtaining capital, securing favorable terms, or scaling our operations, which could hinder our ability to achieve our business objectives.

We may be subject to legal demands, litigation, or negative publicity from tenant and consumer rights organizations, which could adversely affect our operations and reputation.

We operate in markets where tenant and consumer rights organizations are active and may challenge certain landlord practices. These groups may pursue legal claims, class actions, or negative publicity campaigns related to our leasing activities or property conditions. Even if we believe our practices comply with applicable landlord-tenant and consumer protection laws, we may still face litigation, regulatory scrutiny, or reputational harm. Any such claims, investigations, or adverse publicity could lead to legal expenses, operational restrictions, or damage to our brand, which may adversely affect our business, financial condition, and results of operations.

Declining real estate valuations, physical damage, or latent defects could adversely affect our financial condition and operating results.

We periodically evaluate the value of our properties to determine whether their value, based on market conditions, projected income, and generally accepted accounting principles, has declined to a level that would require us to recognize an impairment loss. If we determine that a decline in value is other than temporary, we may be required to recognize an impairment loss, which would reduce our net income for the applicable period and decrease the value of our total assets.

A sustained reduction in the intrinsic or market value of a property may result from several factors, including broader real estate market trends, neighborhood deterioration, or property-specific conditions such as physical damage. Properties may be damaged by tenants, guests, wild animals, or severe weather events, or may suffer from latent construction or structural defects that were not apparent during acquisition. These issues may also increase repair and maintenance costs, which could reduce our net returns from resale under our buy-and-flip model or rental income under our buy-and-hold model.

Even if an impairment charge is not recognized, these property-specific risks may affect the long-term income potential or marketability of the affected properties and could have a material adverse effect on our business, financial condition, and results of operations.

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Eminent domain could lead to material losses on our investments in our properties.

Governmental authorities may exercise eminent domain to acquire the land on which our properties are located for public projects such as roads or other infrastructure. In such cases, we would be required to transfer the affected properties to the government and would only be entitled to receive compensation equal to the fair value of the property. This compensation may be substantially less than what we could have realized through an open-market sale under our buy-and-flip model. Additionally, the loss of such properties would eliminate the potential for future revenue generation from leasing activities under our buy-and-hold model. As a result, our profitability and business operations could be materially and adversely affected.

Regulations affecting STR or foreign ownership could limit our operations and adversely impact our business and financial condition.

Some of our properties under the buy-and-hold model may be used for STR, including through third-party platforms. An increasing number of local governments have adopted or are considering laws and regulations that restrict or regulate STR activity. These may include requirements to register properties, obtain permits, limit the number of rental nights, or prohibit STR in certain areas entirely. Additionally, in some cities, there is also growing scrutiny of property ownership by investors who do not reside in the property, including foreign investors.

Any current or future restrictions, or changes in enforcement or interpretation of local rules, could reduce our ability to lease properties on a short-term basis, limit investor returns, or result in fines and penalties. This could adversely affect our business model, financial condition, and results of operations.

We may be involved in litigation or other legal proceedings in the ordinary course of business.

In the ordinary course of business, we may become involved in various legal proceedings, including disputes related to title and ownership, property condition and maintenance, local housing code compliance, tenant and landlord-related claims, or allegations of contract breaches. Legal actions may also arise from activities conducted by Capstone 72 Group, particularly where they engage directly with investors or service providers. These matters can be time-consuming, costly, and may adversely affect our reputation, regardless of the outcome. Although we are not currently involved in any legal or regulatory proceedings that we believe would have a material adverse effect on our business, results of operations, or financial condition, such proceedings may arise in the future.

Risk Factors related to the Offering

Because we are a “controlled company” as defined in the Nasdaq Stock Market Rules, you may not have protection of certain corporate governance requirements which otherwise are required by Nasdaq’s rules.

Under Nasdaq’s rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because Ms. Bonnie Wu, our Chief Executive Officer and Chair of the Board of Directors, holds more than 50% of our voting power, and we expect we will continue to be a controlled company upon completion of our listing on Nasdaq. For so long as we remain a controlled company, we are not required to comply with the following permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee composed solely of independent directors.

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[We have not taken advantage of these exemptions.] As a result, to the extent that we take advantage of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Although we do not currently intend to take advantage of the controlled company exemptions, we cannot assure you that, in the future, we will not seek to take advantage of these exemptions.

We may not be able to maintain brand recognition or investor awareness, which could limit demand for our shares and adversely affect their market price and liquidity.

Our success in the public markets will depend in part on our ability to maintain visibility and recognition among investors, particularly international and retail investors who may not be familiar with our business model or industry. Although we have engaged with a broad audience through webinars, marketing campaigns, and direct outreach, there is no guarantee that potential investors will have sustained awareness or a comprehensive understanding of our Company.

Limited investor familiarity with our brand, products, services, or technology — including our AI initiatives — may impact market demand for our shares. In particular, if our investor communications are not effective or if our brand is overshadowed by more established competitors, it may negatively affect investor sentiment, reduce liquidity, or limit our ability to attract long-term shareholders. As a result, the market price and trading volume of our common stock may be adversely affected following this offering.

We will control the direction of our business and its ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

As long as our Company’s major stockholders continue to hold those shares, it will be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power. Accordingly, for such a period of time, Ms. Bonnie Wu, our Chief Executive Officer and Chair of the Board of Directors, will have significant influence with respect to our management, business plans and policies. In particular, for so long our Company continues to hold its shares, it may be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the value of your common stock.

Our failure to meet the continued listing requirements of the Nasdaq could result in a delisting of our common stock and could make it more difficult to raise capital in the future.

Nasdaq has listing requirements for inclusion of securities for trading on the Nasdaq, including minimum levels of stockholders’ equity, market value of publicly held shares, number of public stockholders and stock price. There can be no assurance that we will be successful in maintaining our listing on the Nasdaq as it is possible that we may fail to satisfy the continued listing requirements, such as the corporate governance requirements or the minimum stock price requirement. If we fail to satisfy the continued listing requirements, the Nasdaq may take steps to delist our common stock. Such a delisting, or the announcement of such delisting, will have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we may attempt to take actions to restore our compliance with the Nasdaq listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum listing requirements or prevent future non-compliance with the Nasdaq listing requirements. If we do not maintain the listing of our common stock on the Nasdaq, it could make it harder for us to raise additional capital in the long-term. If we are unable to raise capital when needed in the future, we may have to cease or reduce operations.

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The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our common stock price is likely to be volatile. The stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

●	the success and execution of our business models, including our buy-and-flip model, buy-and-hold model, and in-house financing program (72 Easy House Plan);

●	regulatory or legal developments in the United States or jurisdictions where our investors or Capstone 72 Group are located;

●	the recruitment or departure of key personnel;

●	our ability to raise additional capital or access financing on acceptable terms;

●	disputes, litigation, or developments involving Capstone 72 Group, tenants, investors, or regulators;

●	significant legal proceedings, including stockholder or class action litigation;

●	variations in our financial performance or operating results;

●	investor perception of companies in the real estate investment or property sectors;

●	general economic, interest rate, housing market, or geopolitical conditions; and

●	the other factors described in this “Risk Factors” section.

If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase shares of common stock.

Capstone 72, Inc. has never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors of Directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

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Although we intend to apply to list our common stock on Nasdaq, an active trading market for our common stock may not develop.

Prior to this offering, no public market has existed for our common stock. Further, we intend to apply to list our common stock on Nasdaq, and there can be no assurance that we will be approved. Although this offering will not commence without the approval for the trading of our common stock on Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition.

We will be subject to additional regulatory burdens resulting from our public listing.

We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our common stock that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the Nasdaq will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.

We may sell additional common stock or other securities that are convertible or exchangeable into common stock in subsequent offerings or may issue additional common stock or other securities to finance future acquisitions.

We cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the common stock. Sales or issuances of substantial numbers of common stock or other securities that are convertible or exchangeable into common stock, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the common stock. With any additional sale or issuance of common stock or other securities that are convertible or exchangeable into common stock, investors will suffer dilution to their voting power and economic interest in our Company. Furthermore, to the extent holders of any stock options or other convertible securities convert or exercise their securities and sell the common stock they receive, the trading price of the common stock may decrease due to the additional amount of common stock available in the market.

To the extent we may issue additional equity interests, our stockholders’ percentage ownership interest in our Company would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the value of your shares and in the earnings and dividends per share.

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We are an emerging growth company and a smaller reporting company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make the common stock less attractive to investors.

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012. we will remain an EGC until the earliest to occur of (i) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock pursuant to this registration statement; (iii) the date on which it has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date it qualifies as a “large accelerated filer” under the rules of the SEC, which means the market value of the common stock held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter after it has been a reporting company in the United States for at least 12 months. For so long as we remain an EGC, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”).

We may take advantage of some, but not all, of the available exemptions available to EGCs. We cannot predict whether investors will find the common stock less attractive if it relies on these exemptions. In particular, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards. If some investors find the common stock less attractive as a result, there may be a less active trading market for the common stock and the price of the common stock may be more volatile.

We are also a smaller reporting company, as defined in Rule 405 promulgated under the Securities Act (“SRC”). As an SRC, our Company intends to utilize certain reduced disclosure requirements, including publishing two years of audited financial statements instead of three years, as required for companies that do not qualify as an SRC. Our Company will remain an SRC until the last day of the fiscal year in which it had (i) a public float that exceeded $250 million or (ii) annual revenues of more than $100 million and a public float that exceeded $700 million. To the extent our Company takes advantage of such reduced disclosure obligations, it may make comparison of its financial statements to those of other public companies difficult or impossible.

After our Company ceases to be an SRC, it is expected to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of SOX.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectation regarding the use of proceeds from this offering;

●	general economic and business conditions in the markets in which we operate;

●	relevant government policies and regulations related to our business and industry; and

●	assumptions underlying or related to any of the foregoing.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[●] million, or $[●] million if the underwriters exercise their option to purchase additional shares of common stock in full, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of $[●] per share of common stock (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). Assuming the number of shares of common stock offered by us as set forth on the cover page of this prospectus remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share of common stock would increase (decrease) the net proceeds to us from this offering by $[●] million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

We currently intend to use the net proceeds from this offering for the following purposes:

●	approximately [40.0]%, or $[●] million, is expected to be used for marketing and branding, including marketing and promotional activities to further expand our customer base and strengthen our brand;

●	approximately [30.0]%, or $[●] million, is expected to be used for property development;

●	approximately [20.0]%, or $[●] million, is expected to be used for research and development expenses, including advancing our AI capabilities; and

●	the balance of the net proceeds for working capital and general corporate purposes.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

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DIVIDEND POLICY

The payment of dividends on our common stock, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements, and financial condition, and other relevant facts. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024 presented on:

●	an actual basis; and

●	on an as adjusted basis, to reflect the issuance and sale of the common stock offered in this prospectus at an assumed initial public offering price of $[●] per share of common stock, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no other change to the number of shares of common stock sold by us as set forth on the cover page of this prospectus.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2024
	Actual	As adjusted (1)
	$	$

Shareholders’ equity:

Common stock	500	[●]
Retained earnings	934,714	[●]
Total shareholders’ equity	935,214	[●]
Total liabilities and shareholders’ equity	5,666,483	[●]

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DILUTION

If you invest in our shares of common stock in this offering, you will experience dilution to the extent of the difference between the initial public offering price per share of common stock you pay in this offering and the as adjusted net tangible book value per share of common stock immediately after this offering. Dilution results from the fact that the assumed initial public offering price per share of common stock is substantially in excess of the net tangible book value per share of common stock attributable to the existing shareholders for our presently outstanding shares of common stock.

Our net tangible book value as of December 31, 2024 was approximately $ [●] million, or $[●] per share of common stock outstanding at that date. Net tangible book value per share of common stock is determined by dividing our net tangible book value by the number of shares of outstanding common stock. Our net tangible book value is determined by subtracting the value of our acquired net intangible assets, goodwill, total liabilities and minority interests from our total assets. Dilution is determined by subtracting net tangible book value per share of common stock, after giving effect to the additional proceeds we will receive from this offering, from the initial public offering price of $[●] per share of common stock, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Per Share of Common Stock
Assumed initial public offering price per share of common stock	$	[●]
Net tangible book value per share of common stock as of December 31, 2024	$	[●]
Increase in net tangible book value per share of common stock attributable to price paid by new investors	$	[●]
Pro forma net tangible book value per share of common stock after the offering	$	[●]
Dilution in net tangible book value per share of common stock to new investors in the offering	$	[●]

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share of common stock would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $ [●] million, the pro forma net tangible book value per share of common stock after giving effect to this offering by $[●] per share of common stock and the dilution in pro forma net tangible book value per share of common stock to new investors in this offering by $[●] per share of common stock, assuming no change to the number of shares of common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of common stock and other terms of this offering determined at pricing.

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CORPORATE HISTORY AND STRUCTURE

Corporate History

Capstone 72, Inc. was incorporated in the State of Ohio in April 2025, by its sole shareholder, Capstone 72 US Holdings LLC, for the purpose of this offering. Ms. Bonnie Wu is the sole member of Capstone 72 US Holdings LLC and our Chief Executive Officer and Chair of the Board of Directors. Capstone 72, Inc. does not have any business operations of its own. We conduct our business primarily in Ohio through Capstone 72 Properties LLC, an Ohio limited liability company formed in August 2022. Prior to our offering, we will undergo a reorganization involving the transfer of all membership interest in Capstone 72 Properties LLC held by Capstone 72 US Holdings LLC, to Capstone 72, Inc. Upon completion of such reorganization, Capstone 72 Properties LLC will become our wholly-owned operating subsidiary. Prior to our offering, we will undergo a reorganization involving the transfer of all membership interest in Capstone 72 Properties LLC held by Capstone 72 US Holdings LLC (of which Ms. Bonnie Wu is the sole member), to Capstone 72, Inc. Upon completion of such reorganization, which is expected to happen after the effectiveness and prior to the completion of this offering, Capstone 72 Properties LLC will become our wholly-owned operating subsidiary.

On April 28, 2025, we formed Capstone 72 AI LLC, an Ohio limited liability company, as a wholly-owned subsidiary to support the development and operation of our AI applications.

We expect that Capstone 72 US Holdings LLC will enter into a sale and purchase agreement with Mr. Stanley Lam, our Chief Technology Officer and Director, to transfer two-point-five (2.5) shares of our common stock to him, representing 2.5% of our issued and outstanding shares of common stock, prior to our offering.

Capstone 72 US Holdings LLC will be our parent company, which is expected to hold approximately 97.5% of our issued and outstanding shares of common stock for Ms. Bonnie Wu prior to our offering, and is referred to in this prospectus as Capstone 72 Group.

The reorganization will be accounted for as a business combination under common control in accordance with U.S. GAAP since the ultimate controlling party of Capstone 72 Properties LLC and Capstone 72, Inc. is Bonnie Wu before and after the reorganization.

Corporate Structure

The chart below sets out our corporate structure following the completion of our reorganization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

In the following discussion of our business, results of operations and financial information, “we”, “us” or “our” refer to Capstone 72 Properties LLC.

Overview

Founded in 2022, Capstone 72 Properties LLC is a U.S.-based, vertically integrated real estate investment platform specializing primarily in the acquisition, renovation, and sale of single-family homes (SFH). We initially built a strong foundation in Cleveland, Ohio, and have since expanded into Seattle and Vancouver, with plans to enter Los Angeles, the Bay Area, and other U.S. markets in 2025. Our long-term strategic growth also includes targeted expansion into international regions, beginning with the Middle East.

Our growth strategy emphasizes AI-driven innovation, supported by an in-house engineering team focused on developing a proprietary investment platform. This platform streamlines investor experience, automates property evaluations, and generates personalized investment recommendations based on data trends and individual investor profiles. The development of the proprietary AI-powered investment platform is aspirational in nature and is expected to operate along with other AI tools, when available. These AI tools will actively share information and identify investment opportunities for customers.

In 2024, we began diversifying our operations by entering land acquisition and housing development. These initiatives laid the groundwork for future large-scale projects. We support our expansion by leveraging business development professionals and contracted agents to enhance outreach and drive investor engagement.

Our operations remain anchored in Ohio, where favorable economic conditions, a well-diversified industry base, and the presence of Fortune 500 companies like Procter & Gamble and Goodyear have contributed to steady employment and housing demand. Ohio’s strategic location, cost advantages, and housing affordability continue to support long-term investment appeal.

Capstone 72, Inc. was incorporated in the State of Ohio in April 2025, by its sole shareholder, Capstone 72 US Holdings LLC of which Ms. Bonnie Wu is the sole member and Ms Bonnie Wu is our Chief Executive Officer and Chair of the Board of Directors, for the purpose of this offering. Capstone 72, Inc. does not have any business operations of its own. Prior to our offering, we will undergo a reorganization involving the transfer of all membership interest in Capstone 72 Properties LLC held by Capstone 72 US Holdings LLC (of which Ms. Bonnie Wu is the sole member), to Capstone 72, Inc. Upon completion of such reorganization, Capstone 72 Properties LLC will become our wholly-owned operating subsidiary.

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Principal Factors Affecting Our Results of Operations

We believe that the development of our business, financial condition and results of operations are significantly affected by the number and size of our real estate sales and financing transactions, which in turn are affected by the following factors:

●	Macroeconomic conditions. Our business is dependent on macroeconomic conditions, which may impact disposable income, employment rates, average wages and availability of credit. Changes in the economy on a national, regional or local basis can have a positive or negative impact on our business.

●	Financial markets. Since real estate purchases are often financed with debt, credit and liquidity issues in the financial markets have a direct impact on flow of capital to the real estate markets, which may affect the volume of transactions and property prices.

●	Consumer confidence in US real estate. Our real estate investments are concentrated in the single-family residential sector, with a strong focus on Ohio, particularly Northeast Ohio. However, consumer confidence in US real estate in general, and the performance of US real estate assets as compared with other type of investment assets, may affect the willingness of private investors to invest in Ohio real estate.

●	Interest rates and inflation. Changes in interest rates and inflationary pressure may adversely or positively affect demand from investors for real estate investments. In particular, increased interest rates may cause prices to decrease due to the increased costs of obtaining financing and could lead to decreases in purchase and sale activities. In contrast, decreased interest rates will generally decrease the costs of obtaining financing which could lead to increases in purchase and sales activities.

●	Affordability as compared with other states. Ohio’s affordability advantage generates local demand in our key market for owner-occupied homes and strengthens rental demand. Hence, affordability of real estate properties in Ohio relative to that in other states may lead to increase or decrease in demand for real estate investments in Ohio, being our key market, as investors seek for higher returns on their investment where there is stronger demand for owner-occupied homes and rental properties.

Critical Accounting Policies

We prepare the financial statements of Capstone 72 Properties LLC in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our financial statements and other disclosures included in this prospectus.

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result of this election, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

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1. Revenue recognition

Capstone 72 Properties LLC’s revenue is mainly generated from the sales of properties and other auxiliary services. Sales of properties to customers are conducted through two different approaches, direct sales in which the property is sold to the customer in a one-off transaction, and sales-type leases which is described below.

Direct sales

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when relevant performance obligation has been satisfied. For direct sales, Capstone 72 Properties LLC recognizes revenue from these contracts when it satisfies the only performance obligation by transferring control of the property to a customer. This is generally at a point in time when the transfer of legal title of the property to the customer is completed for a fixed amount of consideration to which Capstone 72 Properties LLC expects to be entitled to in exchange for the property. Fees and taxes collected on behalf of the government are excluded from revenue.

Auxiliary service income

Auxiliary services include assisting the customers with accounting, title transfer, loan arrangement, and other administrative services. Performance obligations typically involve delivering specific services and revenue is recognized when the performance obligations are satisfied, which occurs at a point in time when the services are rendered and the customers receive the benefit. Fees and taxes collected on behalf of the government are excluded from revenue.

2. Leases – Sale-type lease as lessor

In a sales-type lease (i.e. 72 Easy House Plan used in our buy-and-flip model), Capstone 72 Properties LLC enters into a lease arrangement in which the customer will pay a significant amount of non-refundable deposit for the grant of an option to purchase the underlying property from Capstone 72 Properties LLC, and such option is reasonably certain to be exercised by the customer. Upon exercise of such option, the legal title to the underlying property will then be transferred from Capstone 72 Properties LLC to the customer. In accordance with ASC 842, Leases, revenue is recognized at lease commencement which equals to the lease receivable amount plus the lease payment received at lease commencement. Fees and taxes collected on behalf of the government are excluded from revenue. Capstone 72 Properties is exposed to settlement risk in the event that the customer defaults in payment of the full purchase price for any reason.

Capstone 72 Properties LLC records receivables under finance lease obligations arising from its sales of properties under sales-type leases based on the net investment in the leases, including only lease receivables discounted using the rate implicit in the lease, net of the allowance for credit losses. There is no unguaranteed residual asset in Capstone 72 Properties LLC’s sales-type leases. Capstone 72 Properties LLC evaluates the collectability based upon various factors, including historical experience, the likelihood of payment from its customers, any other known specific factors associated with its customers, and the collateral relating to the net investment in the leases. No allowance for credit losses was recognized as of December 31, 2024 and 2023.

Interest income is calculated as the amount that produces a constant periodic discount rate on the remaining balance of the net investment in the lease and recognized over the lease term using the effective interest rate on the outstanding lease receivables. There is no variable lease payments included in the sales-type leases where Capstone 72 Properties LLC acts as lessor. Income arising from leases are included in the line item “Revenue” in the statements of operations and comprehensive income.

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Key Performance Indicators

The following table sets forth certain key performance indicators relevant to our SFH acquisition and operations for the years ended December 31, 2024 and 2023:

	Fiscal years ended December 31,
	2024	2023
Number of new properties acquired	35	28
Number of owned properties on long-term lease	14	3
Number of owned properties on short-term rental	1	-
Number of properties sold:-
(1) directly sold to our customers *	10	28
(2) under 72 Easy House Plan	25	5
Total number of properties sold	35	33
Occupancy rate	85%	81%
Average number of days for our properties to remain on the market:-
(1) post-acquisition to rent **	74.4	63.9
(2) post-acquisition to sale	59.8	46.1

* excluding properties sold under 72 Easy House Plan

** excluding properties that were already leased to tenants at the time of acquisition and remained leased thereafter

The number of new properties acquired was 35 for the year ended December 31, 2024 and 28 for the year ended December 31, 2023, which represented an increase of 25% from the preceding fiscal year. The increase in the number of new properties acquired was primarily a result of our continuous effort in identifying and acquiring undervalued single-family homes to generate attractive returns through our renovation projects. The number of owned properties on long-term leases was 14 for the year ended December 31, 2024 and 3 for the year ended December 31, 2023, which represented an increase of approximately 78.6% from the preceding fiscal year, as we continue to generate additional revenue through our “buy-and-hold” model before our properties are sold to investors. Accordingly, we also commenced short-term rental for our owned properties in 2024.

We introduced our in-house financing program (72 Easy House Plan) in the fourth-quarter of 2023 and since then, the majority of our properties sold were under 72 Easy House Plan. The number of new properties directly sold to our customers was 10 for the year ended December 31, 2024 and 28 for the year ended December 31, 2023, represented approximately 28.6% and 84.8% of the total number of properties sold in the respective fiscal year. The number of new properties sold under 72 Easy House Plan was 25 for the year ended December 31, 2024 and 5 for the year ended December 31, 2023, represented approximately 71.4% and 15.2% of the total number of properties sold in the respective fiscal year.

Occupancy rates, and the average number of days for our properties to remain on the market, both post-renovation to rent or to sale, are indicators of the efficiency in which we derive our revenue from properties acquired. The occupancy rates for our properties remained relatively stable at 85% and 81% for the years ended December 31, 2024 and 2023. The average number of days for our properties to remain on the market experienced a decrease for the year ended December 31, 2024, as compared to the year ended December 31, 2023, both post-renovation to rent (decreased from 18 days to 14 days) or to sale (decreased from 24 days to 18 days).

Results of Operations

The following table sets forth certain income statement date for the years ended December 31, 2024 and 2023:

	Fiscal years ended December 31,
	2024	2023

Revenue	$7,205,122	3,784,229
Cost of revenue	5,605,009	3,408,685
Gross profit	1,600,113	375,544
Operating expenses	265,609	230,130
Income from operations	1,334,504	145,414
Other income	6,014	47
Finance costs	227,242	21,496
Income before income tax	1,113,276	123,965
Income tax expenses	256,493	29,419
Net income and comprehensive income available to common shareholders	$856,783	94,546

Earnings per share, basic	$8,568	945
Weighted average shares used in computing earnings per share, basic	100	100

Revenue

Capstone 72 Properties LLC derived its revenue primarily from (i) direct sales of properties to our customers, (ii) properties sold under sales-type leases (i.e. our in-house financing program, or 72 Easy House Plan), (iii) interest income on lease receivables, (iv) auxiliary service income, and (v) short-term rental income.

The table below sets forth a breakdown of our revenue by major categories for the fiscal years ended December 31, 2024 and 2023:

	Fiscal years ended December 31,
	2024	2023

Direct sales	$1,587,668	2,790,112
Sales-type leases	5,117,546	803,000
Interest income on lease receivables	126,520	2,798
Auxiliary service income	336,604	187,360
Short-term rental income	36,784	959
	$7,205,122	3,784,229

Cost of Revenue

The cost of revenue mainly consists of cost of properties acquired by us and maintenance cost for the renovations of our properties.

	December 31,
	2024	2023

Cost of sales	$5,058,686	3,134,454
Cost of sales - loan charges	195,578	8,208
Cost of sales - maintenance cost	328,116	257,650
Cost of sales - miscellaneous charges	22,629	8,373

	$5,605,009	3,408,685

Operating expenses

Our operating expenses primarily consisted of fees paid to professional service providers including auditors, legal and other professional service fees, property tax, salaries for employees, rental expenses, commission fees and other consumables expenses.

Other income/losses

Other income includes exchange rate differences and bank interest income.

Finance costs

Finance costs primarily consist of interest of loan borrowings.

Year on Year Comparison of Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

For the fiscal year ended December 31, 2024, our revenue was $7.2 million, an increase of $3.4 million, or approximately 90.4%, compared to $3.8 million for the fiscal year ended December 31, 2023. The increase in our revenue was primarily driven by increase in our customers through our in-house financing program (72 Easy House Plan), which was introduced in the fourth-quarter of 2023, and increase in our market presence through our marketing and branding activities.

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Cost of Revenue

For the fiscal year ended December 31, 2024, our cost of revenue was $5.6 million, an increase of $2.2 million, or approximately 64.4%, compared to $3.4 million for the fiscal year ended December 31, 2023. The increase in costs of revenue of $2.2 million, or approximately 64.4% was mainly driven by the increase in the number of properties purchased and the increase in the purchase price of properties, primarily due to increase in housing prices in Ohio market and expanding the locations where properties are acquired, including municipalities with higher average property prices and higher quality properties in more premium locations.

The introduction of our in-house financing program (72 Easy House Plan) in the fourth-quarter of 2023 contributed to an increase in the number of properties purchased. We purchased a total of [25] properties for the fiscal year ended December 31, 2024 for customers who decided to utilize our in-house financing program (72 Easy House Plan), which increased from a total of [5] properties purchased due to this program for the fiscal year ended December 31, 2023.

The percentage of our properties acquired within the housing price range of $100,000 or below was approximately 14.3% for the year ended December 31, 2024, as compared to approximately 57.6% for the year ended December 31, 2023. The percentage of our properties acquired within the housing price range of $100,001 to $200,000 was approximately 82.9% for the year ended December 31, 2024, as compared to approximately 42.4% for the year ended December 31, 2023. In 2024, we completed the purchase of a property in Timberlake, Ohio for the first time, which is within the housing price range of $300,000 or above. The average property prices for the properties for the year ended December 31, 2024 was $144,533.88, as compared to $94,983.45 for the year ended December 31, 2023.

Gross Profit and Gross Profit Margin

For the fiscal year ended December 31, 2024, our gross profit was $1.6 million, representing an increase of $1.2 million, or approximately 326.1%, compared to $0.4 million for the fiscal year ended December 31, 2023. Our gross profit margin increased from approximately 9.9% for the fiscal year ended December 31, 2023 to approximately 22.2% for the fiscal year ended December 31, 2024.

Operating expenses

For the fiscal year ended December 31, 2024, our operating expenses was $265,609, an increase of $35,478, or approximately 15.4%, compared to $230,130 for the fiscal year ended December 31, 2023. Operating expenses primarily consist of auditor’s remuneration and business development fee paid to Capstone 72 Group for the sale of our properties.

Finance costs

Finance costs include interest payments to our licensed mortgage lenders and financial institutions. For the fiscal year ended December 31, 2024, our finance costs was $227,242, an increase of $205,746, or approximately 957.1%, compared to $21,496 for the fiscal year ended December 31, 2023. The increase in our finance costs is primarily due to our increase in purchase of properties.

Income tax expenses

For the fiscal year ended December 31, 2024, our income tax expenses was $256,493, an increase of $227,074, or approximately 771.9%, compared to $29,419 for the fiscal year ended December 31, 2023. The increase in our income tax expenses is primarily due to our increase in income from operations.

Net income

As a result of the above factors, our net income for the years ended December 31, 2024 and 2023, as $856,783 and $94,546, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. Significant factors in the management of liquidity are funds generated by operations, levels of accounts receivable and accounts payable and capital expenditures.

Our principal sources of liquidity and capital resources have been cash flow from operations and loan borrowings consisted of mortgage loans from financial institutions, secured by the personal guarantee of our Chief Executive Officer and mortgages of our properties. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations.

Given our current availability of capital to us, we believe our existing cash, cash equivalents, and cash flow from future operations will be sufficient to fund our operations for the next 12 months from the date of this prospectus. We also believe that sufficient resources will be available beyond that point with the net proceeds from this offering.

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A summary of the cash flow activities is as follows:

	Year ended December 31, 2024	Year ended December 31, 2023.
Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	$240,011	$100
Net cash used in operating activities	(338,755)	(212,776)
Net cash generated from financing activities	125,195	452,687
Net (decrease)/increase in cash and cash equivalents	(213,560)	239,911
Cash and cash equivalents at the end of the year	26,451	240,011

Cash Flows from Operating Activities

For the fiscal year ended December 31, 2024

Net cash used in operating activities operating activities was $338,755 for the year ended December 31, 2024, primarily consisted of our net income of $1,113,276, as adjusted by (a) negative changes of $104,907 in non-cash income, primarily interest income from sales-type leases of $126,520, and (b) negative changes of $1.3 million, primarily reflecting (i) an increase in amounts due from related parties of $2.3 million due to increase in our sale of properties; (ii) an increase in accounts receivables of $128,205; (iii) an increase in other payables of $154,070; (iv) an increase in accounts payables of $466,211; and (v) an increase in amount due from the ultimate controlling party of $400,984.

For the fiscal year ended December 31, 2023

Net cash used in operating activities operating activities was $212,776 for the year ended December 31, 2023, primarily consisted of our net income of $123,965, as adjusted by negative changes of $336,741, primarily reflecting (i) an increase in amounts due from related parties of $735,264 due to increase in our sale of properties; (ii) a decrease in deposits paid of $325,819 primarily as a result of the settlement for the purchase of our properties; (iii) an increase in deposits received of $119,850 primarily as a result of the settlement for the sale of our properties; (iv) an increase in other payables of $141,064; and (v) an increase in amount due from the ultimate controlling party of $177,172.

Cash Flows from Financing Activities

For the fiscal year ended December 31, 2024

Net cash generated from financing activities was $125,195 for the year ended December 31, 2024, primarily as a result of our proceeds from loan borrowings, partially offset by our receivables under finance lease obligations and repayment of loan borrowings.

For the fiscal year ended December 31, 2023

Net cash generated from financing activities was $452,687 for the year ended December 31, 2023, primarily as a result of our proceeds from loan borrowings, partially offset by our receivables under finance lease obligations.

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Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of preparing and auditing our financial statements for the year ended December 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

See “Risk Factors – Risk factors related to our business – If we fail to develop, implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Shares may be materially and adversely affected”.

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

Capstone 72 Properties LLC has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition or results of operations that are material to stockholders.

Recent Accounting Pronouncements

See Note 2 “Summary of significant accounting policies’’ to our financial statements for a description of recently issued or adopted accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure about Market Risk

Concentration of credit risk

We are potentially subject to significant concentration of credit risk arising primarily from cash and cash equivalents, accounts receivable, deposits paid, receivables under finance lease obligation and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of December 31, 2024 and 2023, majority of our cash and cash equivalents were held at reputable financial institutions with high-credit ratings. Accounts receivable, deposits paid and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations we perform on our customers and our ongoing monitoring process of outstanding balances. We continue to monitor the financial strength of the financial institutions.

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We have not experienced any losses on our cash and cash equivalents, accounts receivable, deposits paid, receivables under finance lease and amounts due from related parties during the years ended December 31, 2024 and 2023 and believe the related credit risk to be minimal. The Company does not require collateral or other security to support financial instruments subject to credit risk.

As of December 31, 2024, the outstanding balance of our accounts receivable comprises only one customer. We have no outstanding accounts receivable as of the date of this prospectus.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Our exposure to interest rate risk arises mainly from our mortgage loans from financial institutions. We periodically review our liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. Our mortgage loans from financial institutions consisted of short-term and long-term loan borrowings. For our short-term loan borrowings, they are subject to fixed interest rate rates ranging from 10.25% to 11.25% per annum, with the weighted average interest rate of 10.72%, as of December 31, 2023. For our long-term loan borrowings, they are subject to (i) fixed interest rate rates ranging from 11.25% to 12.75% per annum, with the weighted average interest rate of 11.93%, as of December 31, 2023; and (ii) fixed interest rate rates ranging from 7.25% to 12.75% per annum, with the weighted average interest rate of 9%, as of December 31, 2024. We do not utilize interest rate derivatives to minimize its interest rate risk.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting financial obligations due to shortage of funds. As of December 31, 2024, our principal sources of liquidity consisted of $26,451 of cash and cash equivalents and approximately $2.0 million due from a related company as a result of our sales of properties, and future cash generated from operations. We believe our current cash balances coupled with anticipated cash flow from operating activities will be sufficient to meet our working capital requirements for at least one year from the date of the prospectus. Based on current internal projections, we believe we have and/or will generate sufficient cash for its operational needs for at least one year from the date of the prospectus. Our approach to managing liquidity is to ensure the growth of our business by increasing the volume for the sales of our properties under our buy-and-flip model, in order to increase our cash generated from operations.

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INDUSTRY OVERVIEW

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from various official government and other publications generally believed to be reliable and private data. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Economic & Demographic Foundations

Macroeconomic and Demographic Fundamentals

Ohio remains the seventh most populous U.S. state with approximately 11.7 million residents. Key urban centers like Columbus, Cincinnati, and Cleveland are emerging as population and employment hubs, thanks to their lower cost of living relative to national averages. According to the U.S. Census Bureau (2024) and JobsOhio (2023), Forbes Advisor ranked Columbus 4th, Cincinnati 5th, and Cleveland 20th among top U.S. cities for young professionals, driven by inflows of industrial labor and younger working-age adults.

Migration Trends and Suburbanization Effects

Population growth in Columbus and Cincinnati continues to outperform national averages, while Cleveland, which has historically experienced slower growth, has shown signs of recovery with over 0.5% growth by 2025. Migration data highlights a net inflow of individuals aged 25 to 64, a demographic that typically benefits from greater income stability due to completed education and full-time employment during their prime earning years. This age group is also more likely to rent, creating a dependable tenant base that supports steady housing demand. These migration and demographic trends provide a strong foundation for our suburban-focused investment strategy.

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Tech Infrastructure Growth and Innovation Investment

Columbus has emerged as a top 10 tech hub in North America, driven by substantial investments from major tech companies (Ohio Tech News). In 2024 alone, Amazon Web Services (AWS) announced a $10 billion expansion in Ohio, bringing its total investment to over $23 billion by 2030 (Thomas, 2024). This expansion is part of AWS’s strategy to support growing AI demands, with the region becoming a prime destination for hyperscale data centers due to its strategic location, affordable power, and strong fiber network connectivity. Ohio’s tech workforce is robust, with over 58,000 tech professionals employed  in Greater Cleveland, contributing to the state’s growing reputation in the tech industry (Ohio Business Magazine). Additionally, Ohio is home to 27 Fortune 500 companies, including major players like Cardinal Health and Nationwide, underscoring the state’s strong corporate presence (Axios Cleveland, 2024). By September 2024, Ohio was awarded more than $97 million for three innovation hubs: the Northwest Ohio Glass Innovation Hub in Toledo, the onMain Innovation Hub in Dayton, and the Greater Akron Polymer Innovation Hub in Akron. These hubs are part of the $125 million Ohio Innovation Hubs Program, aimed at accelerating innovation and job growth in sectors like glass, solar, and polymers (Hujber, 2024).

Healthcare Expansion and Educational Attainment Trends

Ohio hosts several nationally recognized healthcare institutions, including the Cleveland Clinic, consistently ranked among the top hospitals in the U.S. Other major employers include OhioHealth, University Hospitals, and ProMedica. The state’s healthcare infrastructure is extensive, with University Hospitals alone delivering care through a network of 21 hospitals, 50+ outpatient facilities, and over 200 physician offices in northern Ohio (University Hospitals, 2024). Complementing its healthcare sector, Ohio is home to 36 public two- and four-year colleges and universities, along with 74 independent institutions (Ohio Department of Higher Education, 2024). This educational infrastructure contributes to a well-qualified workforce. Additionally, the Ohio Bureau of Labor Market Information projects that between 2018 and 2028, 75% of job growth will be in fields requiring at least a postsecondary non-degree credential, and 58% in occupations requiring a bachelor’s degree or higher (Ohio Department of Higher Education).

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Labor Market Strength and Sectoral Resilience

Ohio’s GDP expanded by 2.3% year-on-year in Q4 2024, signaling solid economic momentum across the state (BEA, 2025). Meanwhile, the unemployment rate stood at 3.9% in February 2025, a level the U.S. Federal Reserve generally considers within the range of “Full Employment” (BLS, 2025). This tight labor market reflects robust hiring activity, particularly in warehousing, healthcare, and service-related industries. As these sectors continue to grow, they create a sustained need for residential and industrial real estate to accommodate both workers and supporting businesses, reinforcing long-term demand in Ohio’s housing market.

Logistical Advantages and Residential Spillover

Ohio’s central geographic location places it within a one-day truck drive of approximately 60% of the U.S. population. This strategic positioning has made the state a key logistics and distribution hub, fueling a steady increase in commercial leasing activity, particularly in warehousing and industrial sectors. Even though we do not directly engage in commercial real estate investments, this industrial expansion has meaningful implications for the residential market. As logistics operators, manufacturers, and service providers expand their footprint in Ohio to capitalize on its access to major markets, they also create job opportunities that attract workers to nearby communities. This inward migration of labor, especially in cities like Columbus, Cincinnati, and Cleveland, translates into increased demand for residential housing. The influx of employees, many of whom are mid-career professionals seeking long-term rental or ownership opportunities, supports occupancy rates and rent stability in surrounding neighborhoods. In turn, the state’s logistical strengths indirectly reinforce our investment thesis by ensuring consistent residential demand in regions adjacent to high-growth industrial zones.

Market Opportunity & Growth Drivers

Homeownership Affordability Crisis and Opportunities in Ohio

As of 2025, the national median monthly mortgage payment has risen to approximately $2,225, reflecting the increasing burden on households across the country. This figure is driven by persistently high borrowing costs, with the 30-year fixed mortgage rate standing at 6.6 percent (FRED, 2025). Although Ohio borrowers face the same national interest rate, the average monthly mortgage payment in the state is only $1,170, nearly half the national average, due to significantly lower home prices (MBA; Zillow; Bankrate, 2025).

This affordability gap has created a widening divide of access to homeownership. Many middle-income households and first-time buyers are unable to afford homes in higher-cost markets and are shifting toward rental housing as a more viable alternative. Ohio’s affordability advantage not only supports local demand for owner-occupied homes but also strengthens rental demand, particularly from working-class families who are financially excluded from buying.

We are strategically positioned to meet this demand through our buy-and-flip model, focusing on affordable single-family homes that are upgraded and offered as rental units. These properties cater directly to displaced families seeking stable, quality housing in a market where owning a home remains out of reach. This approach allows us to serve a consistent and growing tenant base while capitalizing on favorable affordability dynamics unique to the Ohio market.

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Comparative Housing Price Trends and Value Gap Demonstrate Potential for Capital Gains

The disparity in housing values further underscores Ohio’s attractiveness for residential investment. According to Zillow (2025), the average home value in Ohio is $228,988, which is significantly lower than the national average of $349,216. This valuation gap creates a more accessible entry point for both individual and institutional investors seeking exposure to the residential housing market. In addition to favorable pricing, Ohio has experienced robust appreciation. Over the past year, Ohio’s average home value has increased by 6.1 percent, more than double the national appreciation rate of 2.6 percent. This divergence suggests that Ohio not only offers a lower cost of entry but also presents stronger potential for capital gains. Furthermore, 54.9 percent of home sales in Ohio have been completed below the listing price, which is comparable to the national figure of 56.7 percent. This indicates that buyers still maintain negotiation leverage, allowing for value-based acquisitions. These conditions are particularly advantageous for companies like us, which aim to grow their portfolios through strategic purchasing of undervalued assets with appreciation potential.

Single-Family Rental (SFR) Market Yield Profile Positions Ohio as High Growth Market

The single-family rental market continues to demonstrate favorable characteristics for investors. Nationally, SFR rents remain approximately 20% higher than apartment rents (Zillow, 2025). Although the pace of rent growth has decelerated, falling to less than 2% year-over-year in early 2025, the slowest rate in 14 years according to CoreLogic, certain regional markets continue to outperform. In particular, Cleveland recorded a 5.8% year-over-year increase in SFR rents (RentCafe, 2025), significantly outpacing the national average.

From a yield perspective, Ohio’s SFR market remains compelling. Gross yields for SFR investments in the state range between 5.8% and 6.8%. These returns continue to attract growing interest from institutional investors who are seeking stable income-producing assets in affordable housing markets. We are well-positioned to benefit from this trend, given our focused acquisition strategy and operational expertise within the Ohio market.

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Changes in Rental Preferences Justifies Flexible Lease Model

Tenant preferences have become increasingly diversified, with a growing segment of renters seeking flexible lease terms. Approximately 75% of rental leases in the United States are for 12 months or longer, while about 20% of leases fall into the short-term category, typically spanning between three to six months or on a month-to-month basis (Zillow, 2024).

We adopted a dual leasing strategy that integrates both short-term and long-term rental models. We offer long-term leases to provide stable, recurring income, while also participating in the short-term rental market, including platforms such as Airbnb, to capture higher per-unit rental yields. This flexible approach allows us to adapt to changing market dynamics, respond to seasonal demand fluctuations, and optimize overall revenue. By balancing stability with yield maximization, we create a more resilient and responsive rental portfolio that aligns with evolving tenant expectations.

Short-Term Rentals (STR) across Ohio Consistently Outperform National Averages and Other Urban Centers

Short-term rental (STR) performance across Ohio’s key metropolitan areas continues to demonstrate resilience, driven by a mix of tourism, corporate travel, and regional events. According to Airbtics (2025), average Airbnb occupancy rates stand at 59% in Columbus, 58% in Cincinnati, and 60% in Cleveland, reflecting sustained demand for flexible accommodation options across urban centers.

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Institutional Reallocation Amid CRE Debt Stress Provide Additional Growth Momentum in SFR Segment

In 2025, over $957 billion in commercial real estate (CRE) debt is scheduled to mature, much of it issued during the historically low-interest period between 2020 and 2021 (MBA, 2025). As interest rates remain elevated, many borrowers are unable to refinance under favorable terms, resulting in significant financial strain across CRE sectors. Office real estate has been particularly affected, with asset values declining by 26% due to persistently high vacancy rates and structural shifts toward remote and hybrid work models (McKinsey, 2025). This has led to a re-evaluation of risk and return profiles, causing many institutional investors to reduce exposure to CRE.

In contrast, residential real estate, particularly in the single-family rental (SFR) segment, is increasingly viewed as a more resilient and yield-stable alternative. Residential tenants, especially working-class families, typically provide more consistent rent payments and longer-term occupancy compared to commercial tenants. Additionally, the persistent shortage of affordable housing in the United States has maintained strong rental demand, regardless of broader market volatility. This makes SFR assets more predictable in cash flow and less sensitive to economic downturns.

While CRE markets such as offices and retail have become saturated with institutional ownership and face headwinds from declining demand, the SFR market remains relatively underpenetrated. This provides institutional investors with opportunities for diversification and higher returns. Gross SFR yields in Ohio currently range from 5.8% to 6.8%, offering an attractive spread over financing costs or enabling solid returns for all-cash buyers. From 2024 to 2025, private infrastructure investment allocations increased from 35% to 50%, while private real estate allocations rose from 24% to 37% (Tim Safransky, 2025). These shifts reflect a broader reallocation strategy toward sectors with stronger fundamentals and lower downside risk.

This redirection of capital flow into residential markets enhances support for regions like Ohio, where housing remains affordable and rent growth is outperforming national trends. We are well positioned to benefit from this institutional pivot by acquiring, renovating, and managing high-yield SFR properties that meet the needs of displaced working-class renters.

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BUSINESS

In the following discussion of our business and results of operations, “we”, “us” or “our” refer to Capstone 72 Properties LLC.

Our Mission

Our mission is to empower investors by providing a trusted and transparent path to financial freedom through rental income, positive cash flow, and long-term capital appreciation. Through the adoption of AI-driven solutions and proprietary engineered investment formulas, our goal is to enable our investors to generate higher returns by acquiring U.S. properties with strong appreciation potential at affordable prices, while minimizing risk.

We aim to revolutionize international real estate investment by offering institutional-grade access to high-yield U.S. single-family residential properties. By bridging global capital with undervalued American housing markets, we aim to unlock unique investment opportunities through innovative financing solutions and a vertically integrated property management platform. Our commitment is to deliver consistent, attractive returns while protecting investor capital through proprietary risk-mitigation programs and data-driven asset selection.

Overview

Founded in 2022, Capstone 72 Properties LLC, our main operating subsidiary, is a U.S.-based, vertically integrated real estate investment platform specializing primarily in the acquisition, renovation, and sale of single-family homes (SFH). The company  initially built a strong foundation in Cleveland, Ohio, and has since expanded into Seattle and Vancouver, with plans to enter Los Angeles, the Bay Area, and other U.S. markets in 2025. Long-term strategic growth also includes targeted expansion into international regions, beginning with the Middle East.

We distinguish ourselves through our focus on AI-driven innovation. We conduct our own research and development (R&D) and maintain an in-house engineering team dedicated to exploring the development of a proprietary AI-powered investment platform. This platform is envisioned to integrate our other AI applications (when available) into a unified system that actively shares information across applications and identifies investment opportunities for customers, streamline investor experience, automate property evaluations, and deliver personalized investment recommendations based on data trends and individual goals. While the platform remains aspirational in scope, it is currently in the internal alpha development phase with data pipelines and prompt architecture undergoing validation. It is expected to be launched in several stages through 2025 and 2026.

As part of our AI initiatives, we are currently developing two AI applications. In building our AI-powered Real Estate Chat, which will handle routine investor inquiries about property offerings and Ohio market conditions, we have established an application programming interfaces (API) connection with third-party large language models (LLMs). We are also developing the user interface for the chatbot and refining its prompts to incorporate our proprietary real-estate knowledge into its conversation. With respect to our High Value Prospect Targeting AI, which will specialize in identifying and targeting high-value prospects, we have likewise established an API connection with a third-party LLM and are currently analyzing the past and current prospect data for training purposes. We use third-party LLMs via secure API connections. Through these APIs, we send our proprietary developed and structured prompts to the third-party LLMs, which process the prompts and return text-based outputs to us.

In 2024, we diversified our operations by entering land acquisition and housing development, laying the groundwork for future large-scale real estate projects. To support our expansion strategy, we leverage business development professionals and contracted agents to scale outreach and drive sales.

Our success is built on the strength of our original market in Ohio. The state offers a diverse and stable economy supported by key industries such as manufacturing, healthcare, and technology. It is home to Fortune 500 companies including Procter & Gamble and Goodyear, contributing to consistent employment and income growth. Ohio’s strategic Midwest location and low cost of living continue to attract both businesses and residents, sustaining long-term housing demand.

Additional advantages include pro-business policies, competitive tax rates, and a well-educated workforce fueled by top universities. A highly educated population generally correlates with higher earning potential, leading to stronger purchasing power and increased demand for housing. The state’s high homeownership rate, affordable property prices, and steady rental demand make Ohio an attractive destination for long-term real estate investment.

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Our Competitive Strengths

We believe that the following competitive strengths have contributed to our past success and will continue to distinguish us from our competitors:

Direct Cash and Bulk Property Acquisitions

We acquire most properties directly with cash or in bulk, giving us significant leverage to negotiate better deals. This approach not only reduces acquisition costs but also allows us to offer more attractive returns to our investors. Our scale and liquidity make us a competitive buyer in fast-moving markets.

Deep Market Expertise in Ohio

With over 150 successful deals in Ohio, we have built a strong foundation of local market intelligence. Our on-the-ground team has a deep understanding of neighborhood trends, property values, and tenant demands. This allows us to consistently source undervalued properties and maximize ROI through strategic renovations and pricing.

Exclusive Renovation and Maintenance Team

Our renovation and maintenance team operates around the clock, ensuring all work meets our high standards. We minimize our costs by closely monitoring the work schedules and overseeing the work quality and efficiency of our renovation and maintenance team. Our renovation and maintenance team includes experienced independent contractors and trade professionals having long-term and stable relationship with us. The ability to control and minimize costs and accelerate turnaround times are our critical advantages in value-add and flip projects.

Dedicated Legal and Accounting Partners

We work closely with experienced legal and accounting professionals who specialize in cross-border real estate investment. Their guidance ensures our investment processes remain smooth, compliant, and tax-efficient, especially for our international clients based in Asia and beyond.

AI-Powered Property Sourcing and Investor Matching

Technology is at the core of our strategy. We use AI to analyze data trends and investor profiles, allowing us to match each investor with properties that best suit their goals. This data-driven approach improves investment outcomes and delivers a more personalized experience. We are developing a real estate AI sourcing agent that is capable of processing vast amounts of market data and analyzing different demographic factors. This real estate AI sourcing agent will be integrated with a real estate AI investment agent, by matching investment opportunities identified by the real estate AI sourcing agent with those customers that are predicted to have a higher chance to purchase the relevant properties by the real estate AI investment agent. The development of these real estate AI sourcing and AI investment agents are currently in the internal alpha development phase, and they are not yet operational to public, we expect their operation to be launched in several stages through 2025 and 2026. We expect their operations to be fully launched in or around the fourth quarter of 2026. While we are committed to our strategies in applying AI technologies across our businesses, there may be limitations and uncertainties that we cannot completely foreseen during this development.

One-Stop Investment Solution

We offer a fully integrated investment platform from acquisition and renovation to tenant management and eventual resale. Our turnkey solution enables passive, hassle-free investing, especially for international clients looking to access U.S. real estate without the operational burden.

Our Strategies

To achieve our business objectives, we plan to adopt the following strategies to drive our future growth.

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Geographical Expansion through New Market Reach

We are executing a strategic global expansion by establishing a business development effort in California, particularly in the Bay Area and Los Angeles. This effort will be led by our General Manager of the West Coast. Our focus on these California markets allows us to effectively sell properties in Ohio, leveraging the dynamic real estate landscape. Singapore serves as one of the key markets for attracting Asian investment capital. This approach follows our successful market entries in Vancouver, Seattle, and Kuala Lumpur, where we demonstrated the value of localized expertise in building investor trust.

Aggressive Property Acquisition in Undervalued Markets

Our investment strategy focuses on identifying and acquiring undervalued single-family homes, primarily in Northeast Ohio market where we’ve already completed over 150 successful projects. We plan to scale up this model using proprietary AI tools that analyze market trends, property conditions and renovation costs to identify the most promising opportunities. By combining this technology with our established local contractor networks, we can efficiently renovate and reposition properties for either rental income or profitable resale, delivering strong returns to our investors.

Technology Development: AI & Mobile Platform Enhancement

We invest heavily in digital innovation to enhance real estate investment experience. A cornerstone of this initiative is the Capstone 72 Mobile App, which is fully operational and continues to be developed with new features and enhancement. The app provides investors with 24/7 global access to their property portfolios. Through the app, users can view real-time data on rental income, expenses, yield, and rate of return, fostering greater transparency and enabling informed decision-making.

We are also rolling out a suite of advanced AI applications designed to transform both client-facing and internal operations. Our AI-powered Real Estate Chatbot will handle routine inquiries about Capstone 72 offerings and Ohio market conditions, reducing service costs while allowing our sales team to focus on closing deals. Internally, our High Value Prospect Targeting AI, which is currently in development phrase, will analyze demographic and financial data to predict purchase likelihood, helping us prioritize high conversion leads and improve marketing efficiency. Furthermore, we plan to develop Ohio property sourcing AI, which is an AI-powered investor-property matching technology that pairs each investor with the most suitable opportunities based on data, market trends, and individual financial goals. These innovations streamline decision-making and create a more personalized, scalable, and data-driven investment process.

As with any AI initiatives, there may be technical limitations, programming errors, integration delays or higher-than anticipated costs during the implementation process, these uncertainties may affect the effectiveness of our AI-powered investment platform and could impact our ability to increase profitability. Our management team is committed to continue to refine these our AI applications in the future and optimize our services to customers.

Strengthen End-to-End Property Services

Recognizing the complexities of real estate investing, especially for international clients, we developed comprehensive support services covering every stage of the investment lifecycle. Our team assists with legal entity formation (LLCs) and property investment planning. We integrated secure digital platforms to facilitate remote transactions and document management, making it possible for overseas investors to participate seamlessly. This full-service approach significantly reduces barriers to entry while maximizing investment security and returns.

Our Business Model

We operate as a comprehensive real estate investment firm specializing in single-family homes, offering a diversified business model that combines short-term profitability with long-term asset growth. We currently operate our integrated real estate investment platform by strategically identifying and acquiring affordable single-family homes with potential for high growth and attractive rental returns, at below-market prices in Ohio, which are primarily properties in need of upgrades suitable to capture families seeking stable and quality housing. This value-created strategy involves renovation of different properties on a regular basis to enhance their appeal and marketability, and we do so by closely managing the work schedules and overseeing the work quality and efficiency of our renovation and maintenance team that includes experienced independent contractors and trade professionals having long-term and stable relationship with us. We brand ourselves as an investment platform that offers renovated properties for sale in high growth markets, while actively assisting buyers to manage their properties after their purchase. Our primary revenue streams include property sales, rental income, short-term rental hosting, and financing services, all supported by value-added solutions that enhance investor returns while minimizing risk.

Our business model comprises two integrated components: (i) buy-and-flip, and (ii) buy-and-hold.

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Buy-and-flip model

Our “buy-and-flip” model serves as a key revenue driver, where we acquire undervalued or distressed properties, renovates them through an in-house contractor network, and resells them to investors at a profit. This strategy enables efficient capital recycling while maintaining healthy margins.

To address financing challenges faced by overseas investors, and accelerate our property sales within our buy-and-flip model we offer an in-house financing program (72 Easy House Plan), providing alternative funding solutions. Under the 72 Easy House Plan, investors enter into a residential rental agreement with the Company and, upon execution, pay a non-refundable deposit for an option to purchase the property. Under the agreement, the Company leases the property to the investors typically for a term of three years, with rent payable monthly. The investors may, and typically will, sublease the property to its lessees during the term of the agreement. Investors may exercise the option to purchase at any time after the date the agreement is executed, up to 45 days prior to the end of the lease term. Upon exercise, the option deposit is credited toward the purchase price; however, no portion of the monthly rent payments is applied to the purchase price. The investors, as tenants, are required to continue paying rent through the closing of the property purchase. The option to purchase terminates automatically if the rental agreement is terminated for any reasons. In the event that the investor does not exercise the option to purchase the property at the end of the term of the agreement, we will retain legal title to the property and, if a sublease exists, succeed the sublease and may therefore enforce our rights against the sublessees. This arrangement generates interest income, origination fees, and administrative revenue while expanding market accessibility. As of the date of this prospectus, none of the customers who purchased properties through 72 Easy House Plan decided not to exercise the option to purchase the property at the end of the term of the agreement (i.e. at the expiry of the option). As of the date of this prospectus, three customers had early exercised the option to purchase the property purchased through the 72 Easy House Plan and the legal titles to three properties had been transferred to the relevant customers. Other than these three properties, no additional legal titles to properties sold under the 72 Easy House Plan had been transferred to our customers as of the date of this prospectus.

Buy-and-hold model

Our “buy-and-hold” model also generates revenue through long-term leasing of selected properties before they are sold to investors, which enables us to optimize the sale timing when the market conditions may be more favorable. Additionally, we enhance returns by converting selected properties into short-term rentals via platforms like Airbnb. In doing so, we plan to leverage AI-driven dynamic pricing, concierge services, and maintenance management to maximize occupancy and revenue, which are currently at an aspirational stage

Value-Added Services & Turnkey Solutions

We provide a fully turnkey investment experience, handling every stage from acquisition to management. We identify strategically undervalued Ohio properties, renovate them to rent-ready standards, and ensure quick tenant placement. Investors are guided through the property transfer process, with options for pre-curated portfolios that include financing, renovation, and leasing services. For portfolio growth, we offer an investor loan program, allowing qualified buyers to borrow up to 50% of a property’s purchase price with interest-only payments over three years. Post-acquisition, our full-service property management team oversees rent collection, repairs, and legal compliance, ensuring passive income for investors.

Risk Mitigation & Investor Protection

To safeguard investments, we assist our customers with rental insurance procurement, protecting against property damage and liability. We also offer a Repair Protection Scheme (RPS), covering common maintenance issues for an annual fee, reducing unexpected costs and preserving asset value.

Technology & Data-Driven Decision Making

We enhance investor efficiency through our AI-powered Real Estate Chatbot, which will provide real-time portfolio analytics, market insights, and investment recommendations. Combined with renovation and design services offered at cost-plus margins, we ensure properties meet both rental demand and resale potential.

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Revenue Streams

Through our proven buy-and-flip model, we acquire undervalued properties, execute value-add renovations, and sell them to investors at a premium. We derive revenue from property sales margins and real estate commissions. This segment benefits from disciplined underwriting, operational efficiencies in renovations, and strong investor demand for turnkey investment properties. In addition to property sales , we generate revenue from various sources, including rental income, accommodation service income, and accounting fee income, as well as administrative fee income, government recording and transfer charges income, and loan handling charge income.

Our in-house financing program (72 Easy House Plan) represents an innovative capital offering that generates attractive risk-adjusted returns. By providing financing to qualified investors purchasing our properties, this segment produces interest income while simultaneously facilitating property sales. The program enhances overall returns by capturing additional spread between financing costs and investor interest rates.

Sales and Marketing

Marketing and Investor Education

We adopt a marketing approach that combines educational efforts with multi-channel outreach. We leverage the selling channels provided by the business development centers operated by Capstone 72 Group in cities such as Vancouver, Singapore, and Kuala Lumpur to host seminars in different local markets. These events share market insights and highlight U.S. real estate investment opportunities. The in-person events are complemented by targeted digital campaigns through social media, search engines, and email communications. We maintain an active presence on Facebook and Instagram, where we share property updates, educational content, and investment opportunities to engage both local and international investors. Prospective investors receive a Sales Kit that includes property listings, rental yield projections, investment process details, and information on property management and financing options.

Investor Onboarding and Consultation Process

We identify potential investors through targeted marketing efforts. Our team provides detailed one-on-one consultations to carefully evaluate each investor’s financial objectives while clearly communicating all costs, financing options, and return projections. We apply a standard industry markup of 10% to 20% when selling properties, maintaining a balance between profitability and competitive offerings for investors. This transparent pricing structure and consultative approach ensures investors fully understand each opportunity before making commitments.

Property Selection and Transaction Execution

Following consultation, our specialists match investors with carefully vetted properties that meet their specific criteria. Each property undergoes thorough analysis of location advantages, rental market conditions, and growth projections, with comprehensive reports provided to support investment decisions. Our team handles all aspects of property acquisition and title transfers, leveraging their expertise in cross-border transactions to ensure efficient and compliant deal execution. This streamlined process includes managing all legal documentation and financial transactions on behalf of investors.

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Investor Relations

We focus on building and maintaining long-term investor relationships. We provide end-to-end assistance designed to build trust and encourage repeat investments. This structured approach combines local market knowledge with U.S. operational expertise, creating a seamless investment experience that supports scalable growth while maintaining high investor satisfaction. Our comprehensive strategy encompasses education, transparent advisory services, thorough property vetting and efficient execution of transactions, all designed to deliver consistent returns and foster long-term investor partnerships through U.S. real estate investments. We address investor inquiries and provides regular portfolio updates through multiple channels, including email and a dedicated mobile application. This ongoing support structure ensures responsive service tailored to investors’ needs while maintaining transparency about property performance.

Pricing Policy

We establish property pricing through a disciplined market analysis process. We acquire single-family homes in Ohio at below-market values by leveraging our network of trusted wholesalers, private sellers, and local brokers to source exclusive off-market deals. Our pricing methodology is strictly data-driven. We analyze recent sales comparable and neighborhood trends to determine accurate valuations for both acquisitions and dispositions. While renovation costs vary by property based on condition and scope of work, our resale prices remain anchored to current market valuations rather than our improvement costs. Periodically, we offer special promotions and limited-time discounts to provide additional value to our investors.

For rental properties, we set rates according to verified local market data for both traditional leases and short-term rental opportunities. This market-based approach ensures our properties remain competitive while protecting investor returns. This comprehensive strategy combines cash flow from operations, property appreciation, and strategic leverage to generate compounding wealth. By systematically repeating this value-add process, we continuously build returns for investors while maintaining alignment with true market conditions across all our Ohio operations. The entire pricing framework is grounded in actual sales data and measurable market indicators, avoiding speculation or artificial valuation. This disciplined approach allows us to consistently identify profitable opportunities while delivering reliable returns to our investors.

Our Major Customers

We acquire and develop our customer base through marketing and branding efforts, including promotional campaigns, investor-facing initiatives, and referral-based marketing. When entering new markets, we focus on introducing potential investors to U.S. real estate investment opportunities that are often not widely accessible locally. We also collaborate with local partners who leverage their existing customer networks to promote our platform. These local partners include entities owned by Ms. Bonnie Wu, our Chief Executive Officer and Chair of the Board of Directors, in different countries or regions, including Canada, Malaysia and Hong Kong. In established markets, we continue to strengthen brand awareness through ongoing outreach efforts.

Our primary customers are from Hong Kong, the U.S., and Canada, and we have been expanding our target customers to include key markets such as the Bay Area, Los Angeles, Seattle, Vancouver, and Kuala Lumpur. We have developed expertise in high-growth real estate markets, with deep roots in Ohio’s Cleveland area and established operations in Vancouver and Seattle. Our success in these regions stems from our ability to identify undervalued properties and transform them into profitable investments for our clients.

We see increased demand for investments that offer better returns, passive income potential, and reduced exposure to local market volatility. In response, we plan to establish a strategic presence in Los Angeles and San Diego in 2025. Our California operations will provide personalized local support through dedicated consultation services, educational seminars, and regional relationship managers. This approach allows us to build stronger relationships with West Coast investors while maintaining our core offering of turnkey out-of-state investment opportunities.

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While our immediate focus remains on establishing strong operations in California, we maintain a strategic view of other potential expansion markets. Our team continuously evaluates new opportunities based on key factors including housing affordability, rental yield potential, economic growth indicators, regulatory environment, and investor demand patterns. For now, we plan to concentrate on our expansion efforts in California while carefully monitoring other states for future opportunities.

Looking ahead, we envision expanding into additional international markets including Taiwan and South America, while simultaneously growing our presence in the high-potential Silicon Valley and Bay Area regions. This measured approach to geographic expansion ensures we maintain our high standards of quality and investor returns while strategically growing our market presence. By combining local market expertise with our proven investment model, we are positioned to deliver consistent value to investors across diverse geographical locations.

Our Major Suppliers

We collaborate with a network of U.S.-based partners in Ohio to execute our turnkey business model effectively. These partners also include our parent company, Capstone 72 Group, and its U.S.-based companies, who agreed to be our exclusive provider in sourcing of properties in Ohio. Our suppliers include real estate brokers and wholesalers who specialize in sourcing undervalued properties, along with construction and renovation contractors responsible for refurbishing homes to investment-grade standards through our Coverall Solution. We work with property managers and maintenance vendors, which include Capstone 72 US Property Management LLC (a company owned by our parent company outside of our listing group) to provide ongoing tenant support and property upkeep, while legal and title service providers handle closing procedures, escrow, and documentation. Additionally, we partner with local banks and lenders to facilitate financing options and seller-back loan programs. By maintaining long-term relationships with these carefully vetted suppliers, we ensure consistent quality, competitive costs, and reliable delivery timelines across all aspects of our operations.

Research and Development

We are strategically investing in artificial intelligence to transform both customer experience and internal operations. Our dedicated AI research and development efforts focus on enhancing decision-making processes while delivering superior service to investors. Through our wholly owned subsidiary Capstone 72 AI Technology LLC based in the United States, we are building sophisticated AI solutions that leverage existing large language models to create both customer-facing tools and internal operational systems.

We are currently testing two AI applications in beta phase. Our AI-powered Real Estate Chatbot will handle routine investor inquiries about property offerings and Ohio market conditions, while our High Value Prospect Targeting AI will specialize in identifying and targeting high-value prospects. These innovations represent just the beginning of our comprehensive AI strategy that will fundamentally reshape how we operate in the real estate investment sector.

Looking ahead, we plan to deploy three transformative AI systems across our business. The customer-facing AI-powered Real Estate Chatbot will automate responses to common questions, allowing our sales team to concentrate on closing deals. Our proprietary high-value prospect targeting system (High Value Prospect Targeting AI) will analyze demographic and financial data to predict investment likelihood, enabling more efficient resource allocation. Perhaps most significantly, we expect that our Ohio property sourcing AI will revolutionize acquisition by processing vast amounts of market data to identify the most promising investment opportunities that align perfectly with our clients’ needs. Our Ohio property sourcing AI is still currently in aspirational stage.

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All AI technology development remains under the purview of Capstone 72 AI Technology LLC, ensuring we maintain control over this critical competitive advantage. By keeping our AI development in-house and based in the United States, we can rapidly iterate and customize solutions to meet evolving market demands. This technological edge complements our core real estate expertise, positioning Capstone 72 as an innovator in data-driven property investment while delivering tangible benefits to our growing investor community.

Quality Control

We maintain rigorous quality control measures throughout every stage of our property investment process. Each property undergoes comprehensive certified contractors to identify potential issues, followed by detailed post-renovation reviews to verify all work meets our standards. Our Ohio-based team conducts regular property audits to ensure consistent adherence to management protocols and maintenance requirements. We actively collect and analyze tenant feedback to continuously improve our service delivery and address any concerns promptly. All renovation projects are meticulously documented with before-and-after records and completed against standardized checklists to guarantee quality outcomes. Through established service-level agreements and ongoing performance monitoring, our internal quality assurance team holds all vendors and partners accountable for delivering work that meets our exacting standards. This multilayered approach to quality control ensures investors receive properties that are not only financially sound but also structurally sound and well-maintained.

Regulatory Considerations in Our Key Markets

We are in the business, generally, of purchasing residential single family or multi-family properties, in many municipalities in Ohio. Many of the properties purchased by us are repaired and then sold to buyers, who are our customers, and it is common practice for our customers to then rent out these properties as a tenant’s residence. However, we will purchase some properties, make repairs or updates to these properties if needed, and then rent out these properties as a tenant’s residence in order to maximize our returns. We may then sell these properties to our customers with pre-existing tenants. Many municipalities in Ohio already have in place laws requiring that residential rental properties within their municipal boundaries be registered before being rented. While the registration process in some of these municipalities is relatively straightforward, some other municipalities have a robust residential rental registration process where the municipality will send an inspector to inspect the property to make sure that there are no obvious repairs that need to be completed before the residential rental permit or certificate will be issued. The general trend for all municipalities in Ohio is to adopt some form of residential rental registration process. For municipalities that have experienced a large number of residential rental properties that are in poor repair, these municipalities have instituted a more stringent residential rental registration process. For example, the City of Cleveland, Ohio, where most of our properties are located, requires that all residential rental properties undergo a test every two years to make sure that there is no exposed lead paint in the residence. Any changes in the residential rental registration process may adversely affect our business.

In a transaction for the sale of a residential property, some municipalities also require that before a property is sold, that the property go through a point-of-sale inspection. If this inspection uncovers repairs that have to be made to the property, this inspection and resulting repairs could delay the transfer and closing of a transaction.

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Increasing levels of corporate ownership of residential real property in both the State of Ohio and the across the USA are topics that are becoming more and more frequent. Legislatures have proposed legislation targeting high volume landlords (such as landlords who own 50 or more properties). In 2023, the State of Ohio introduced legislation to levy a tax on any landlord who owns 50 or more residential rental properties in a single county (Ohio has 88 counties). The proposed legislation would levy a tax of $1,500 for each residential rental property with the proposed payment being due on the first day of each month. This tax would apply even if a group of investors created more than one company to own the residential rental properties in an effort for each company to own less than the fifty residential rental properties. As of the date of this prospectus, this legislation has not become law in the State of Ohio. If this or similar legislation ever becomes the law in the State of Ohio, such legislation may affect the buying and selling behavior of institutional investors.

In July 2023, a proposed law known as the Stop Predatory Investing Act was introduced in the federal congress. Similarly, this proposed law was focused on companies who owned 50 or more residential rental properties. The focus of this law was not allowing the owner of such properties to deduct interest or depreciation expenses on those properties. Similarly, this proposed legislation has not become law.

In October 2023, a law referred to as the Save Our Farmland and Protect Our National Security Act came into effect. This law prohibits certain non-USA citizens from owning farmland in Ohio if such person is designated as a foreign adversary or the person is on the US State Department terrorist watch list. Ohio also has a law which was passed back in the 1970s which prohibits non-USA citizens from owning essentially undeveloped property that is adjacent to a parcel of property that is conducting mining operations. It is necessary for us to pay close attention to any proposed law that may restrict or prohibit non-USA citizens from purchasing any types of real property in Ohio, as we sell, and continue to expand of the sales of, our residential properties to foreign buyers in our ordinary course of business.

Competition

We operate in a fragmented residential real estate investment market, particularly within the single-family housing segment. We face competition from both non-institutional and institutional players across all facets of its operations: acquisitions, development, property flipping, and rental management. Our competitors can be categorized into three primary groups:

●	large-cap institutional real estate players, such as REITS, public investment vehicles, and pension-backed funds, who often focus on scalable long-term rental portfolios and benefit from low-cost capital;

●	mid to small-sized property development firms, who often specialize in flipping or value-add renovations, frequently relying on brokered deals and third-party contractors. These firms may lack the infrastructure for full-cycle asset management but can act quickly in opportunistic markets; and

●	private real estate investment funds (REIFs) and syndicates, who typically operate regionally, deploying pooled capital for buy-and-hold or short-term rental strategies. While more agile than large institutions, these groups often outsource key functions and rely on public listings for acquisition opportunities .

We distinguish itself by mitigating competitive pressures through a multi-strategy business model. Unlike firms that specialize in a single approach, we deploy a hybrid of buy-and-flip, buy-and-hold, and short-term rental Airbnb strategies, allowing it to pivot based on evolving market conditions and yield profiles. This flexibility supports both fast capital turnover and long-term cashflow stability.

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We maintain a competitive advantage through end-to-end vertical integration, managing acquisitions, renovations, tenanting, and disposition in-house for quality control and consistent margins. Our strong relationships with local real estate agents give us early access to undervalued or distressed properties, reducing bidding competition. Additionally, our access to government-approved land in prime areas provides scalability uncommon among smaller developers. We leverage a unique international investment framework that attracts capital from non-domestic investors by offering tailored innovative purchase options, such as 72 Easy House Plan, adjustable rates tied to prime, and equity participation structures, along with hands-on assistance with U.S. banking and legal procedures. This approach effectively lowers entry barriers for foreign investors where many competitors fall short.

Intellectual Property

We rely on trademarks, trade secrets and know-how, as well as contractual restrictions on information disclosure to protect our intellectual property rights and to maintain our technological advantages in our business operations. As of the date of the prospectus, we are licensed by Capstone 72 Group to use its trademark “Capstone 72” and associated logos.

Employees

We had 7 full-time employees as of the date of this prospectus. The following table sets forth the numbers of our full-time employees by function, as of the same date:

Function	Number of Employees
CEO	1
CTO	1
Property Operations	2
Renovation & Construction	2
General Manager – West Coast	1
Total	7

Mr. Damian Balong, our Head of Renovation & Construction, has extensive experience in residential redevelopment, having designed and rehabilitated over 60 homes and redeveloped more than 120 high-end properties in Northeast Ohio. Ms. Jamie Sue Long, our Property Operations Manager, brings a background in business communication, account and hospitality management, and has previously managed a range of real estate assets, including a 2,500-unit apartment complex, gas stations and a horse ranch. For the biography of our Property Director, please refer to the section titled “Management — Directors and Executive Officers.”

We enter into employment contracts with our full-time employees and exclusive cooperation agreement with external trainers and consultants which contain standard confidentiality provisions. We determine their remuneration based on factors including years of experience, qualifications and market rate.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this prospectus.

Insurance

We believe that our insurance coverage is in line with industry practice. We purchase insurance for properties that we acquired to cover physical damage to the property, personal property at the premises, loss of rental income, and third-party liability for personal injury or property damage occurring at the property.

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Properties

As of the date of this prospectus, we do not own any properties, other than those we acquire in our buy-and-flip model and buy-and-hold model.

The table below sets forth the number of properties we owned and held legal titles for customers who decided to utilize our in-house financing program (72 Easy House Plan) to purchase properties under our buy-to-flip model, and the revenue derived from the sales of such properties as of December 31, 2023 and 2024, grouped by region.

	2024	2023
Region
Parma	5	1
Maple Heights	3	-
Lyndhurst	3	-
Lorain	2	1
Bedford	2	1
Akron	2	1
Mayfield Heights	2	-
Elyria	2	-
Sheffield Lake	1	1
Other regions (8 regions)(1)	8	-

Total number of properties(2)(3)(4)	30	5
Revenue derived from the sales of such properties	$5,117,546	$803,000

Notes:

(1) Other regions include Cuyahoga Falls, Wickliffe, Garfield Heights, Kent, Richmond Heights, Cleveland, Timberlake and Avon Lake.

(2) Legal title to one of the 30 properties listed for 2024 was transferred to a customer on December 30, 2024, and was therefore no longer held by us as of December 31, 2024. The property, which generated revenue of $220,000 for us, is included in the total count above for consistency with our internal reporting practices. In addition, legal titles to two of the 30 properties listed for 2024 had been transferred to the relevant customers in 2025. Other than these three properties, no legal titles to the 30 properties listed for 2024 had been transferred as of the date of this prospectus.

(3) As of December 31, 2024 and 2023, 22 of the 30 properties and 2 of the 5 properties listed, respectively, were subject to mortgages undertaken by us.

(4) As of December 31, 2024 and 2023, we received rental payments of approximately $132,000 and $2,700, respectively, from investors under 72 Easy House Plan.

The table below sets forth the number of properties we owned and the carrying value of such properties as inventory under our buy-and-hold model (i.e. properties that we acquired in our and are not yet sold under our buy-and-flip model and buy-and-hold model) as of December 31, 2023 and 2024, grouped by region.

	2024	2023
Region	Cleveland, Ohio	Cleveland, Ohio
Number of properties(1)	4	4
Carrying value	$688,305	$751,438

Note:

(1) As of December 31, 2024 and 2023, 3 of the 4 properties listed in each respective year were subject to mortgages undertaken by us.

We leased one office in Parma, Ohio as our headquarters in connection with our business operations.

Seasonality

Historically, our business experiences are noticeable seasonality influenced by both market behavior and operational factors. The peak transaction periods typically occur during spring and summer months when U.S. real estate activity surges, as families prioritize relocating before the new school year begins. The impact extends beyond traditional buyers and sellers to include all property investors, with increased property listings and higher investment activity during these warmer months.

The renovation and construction timelines for our properties are particularly sensitive to weather conditions in our core markets in Ohio. Winter months often present operational challenges, as cold temperatures and snowfall can delay property inspections, construction work, and repair schedules. These seasonal constraints require careful project planning to ensure timely completions while maintaining quality standards. The combination of these cyclical factors creates natural ebbs and flows in our business operations throughout the year.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions such as those relating to breach of contract and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Bonnie Wu	36	Chief Executive Officer and Chair of the Board of Directors
Stanley Lam	37	Chief Technology Officer and Director
Heather Brianna Holcomb	46	Property Director
[●]*	[●]	[●]
[●]*	[●]	[●]
[●]*	[●]	[●]

Note:

*	The appointments of the independent directors will become effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus is a part.

Ms. Bonnie Wu, Chief Executive Officer and Chair of the Board of Directors

Ms. Wu is our founder, chief executive officer and chair of board of directors. She founded Capstone 72 Properties LLC in August 2022. Ms. Wu has approximately 15 years of experience in real estate finance and asset management. She began investing in the U.S. properties, initially focusing on the Los Angeles market before shifting to high-yield markets such as Cleveland, Ohio. After developing successful investment strategies, she founded Capstone 72 Properties LLC to meet growing investor demand. As chief executive officer, Ms. Wu leads the Company’s overall investment strategy, with primary responsibility for identifying suitable property acquisitions, overseeing renovations projects and managing property sale and leasing activities.

From 2012 to 2016, Ms. Wu worked at Bank of East Asia and ICBC (USA) in Los Angeles, California, where she was involved in financing over 80 real estate projects, primarily in Los Angeles areas. These projects included retail, office, residential and constructions loans. Upon returning to Hong Kong in 2017, she served as the Vice President in Corporate Banking in HSBC from 2018 to 2019.

Under Ms. Wu’s leadership, the Company was recognized with the Business Focus SME Award 2025: Excellence in US Real Estate Investment Advisory Services Award in 2025, as well as the Most Excellent Real Estate Investment Consultant Leader of the Year by Business Innovator and the Environmental Social and Governance (ESG) Awards by Capital in 2023. She is also the author of “72 Double Strategy” and a columnist for the Hong Kong Economic Times. Ms. Wu obtained a Bachelor of Business Administration in 2012 from the University of Southern California.

She is also the author of “72 Double Strategy” and a columnist for the Hong Kong Economic Times. Ms. Wu obtained a Bachelor of Business Administration in 2012 from the University of Southern California.

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Mr. Stanley Lam, Chief Technology Officer and Director

Mr. Lam is our chief technology officer and director. He is a seasoned technology leader with deep expertise in artificial intelligence and large language models (LLMs). He is responsible for leading the Company’s technology strategy, including the development and deployment of AI resolutions to drive operational efficiency, customer engagement and business growth. His expertise and vision position the Company at the forefront of AI-driven transformation in the real estate investment sector. From July 2022, Mr. Lam has been working at Amazon as a Senior Technical Product Manager, responsible for improving Amazon’s retail businesses through AI and LLMs. Mr. Lam obtained a bachelor’s degree in engineering from University of California, Los Angeles in 2011, a master’s in engineering from University of Southern California in 2012, and an MBA from Haas Business School at University of California, Berkeley in 2022.

Ms. Heather Brianna Holcomb – Property Director

Ms. Holcomb has been with Capstone 72 Properties LLC since its inception and was promoted to Property Director in October 2024. In her role, Ms. Holcomb supports the Company’s property operations in Ohio, including the management of its short-term rental portfolio and the acquisition and sale of residential properties. Ms. Holcomb has extensive experience and in-depth knowledge of the Ohio housing market. She received the Bronze Award for real estate sales in both 2022 and 2023 from Keller Williams EZ Sales Team. In 2024, her team was awarded the Triple Platinum Award for real estates sales by Keller Williams Citywide. Prior to joining the Company, Ms. Holcomb spent over 20 years retail management at various national retailers, including Stein Mart, Gander Mountain and Babies“R”Us. Ms. Holcomb received her real estate license in 2020 from Hondros College.

Board of Directors

Our board of directors will consist of [●] directors upon the SEC’s declaration of effectiveness of our registration statement on Form S-1 of which this prospectus is a part, [●] of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter, and if he or she does so his or her vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Board Committees

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nomination and corporate governance committee under our board of directors. We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee’s members and functions are described below.

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Audit Committee

Our audit committee will consist of [●], [●] and [●], and will be chaired by [●]. Our board of directors has determined that [●] satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee will consist solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of this offering. We have determined that [●] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things: [

●	appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

●	setting clear hiring policies for employees or former employees of the independent auditor;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and approving all related-party transactions;

●	discussing the annual audited financial statements with management and the independent auditor;

●	discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

●	reviewing analyses or other written communications prepared by management or the independent auditor related to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

●	reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

●	reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

●	reviewing policies with respect to risk assessment and risk management;

●	reviewing our disclosure controls and procedures and internal control over financial reporting;

●	reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

●	establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

●	periodically reviewing and reassessing the adequacy of our audit committee charter;

●	evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

●	reporting regularly to the board of directors.

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Compensation Committee

Our compensation committee will consist of [●], [●] and [●] and will be chaired by [●]. Our board of directors has determined that [●] satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, related to our executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation of our executive officers;

●	reviewing and evaluating our executive compensation and benefits policies generally;

●	in consultation with our chief executive officer, periodically reviewing our management succession planning;

●	reporting to our board of directors periodically;

●	evaluating its own performance and reporting to our board of directors on such evaluation;

●	periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.]

Nomination and Corporate Governance Committee

Our nomination and corporate governance committee will consist of [●], [●] and [●] and will be chaired by [●]. Our board of directors has determined that [●] satisfy the “independence” requirements of Nasdaq Marketplace Rule 5605(a)(2). The nomination and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

●	evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

●	leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

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●	reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to our board of directors;

●	reviewing and approving compensation (including equity-based compensation) for our directors;

●	overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

●	reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

Directors of Ohio domestic for-profit corporations (“Corporations”) have the power and authority to conduct and manage the affairs of the Corporation. It is typical and common for the directors to elect officers, such as a president, vice-president, secretary, and treasurer, to manage the Corporation’s day-to-day affairs. Directors are to carry out their duties in good faith, in a manner that the director reasonably believes to be in or not opposed to the best interests of the Corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In a director performing his or her duties, the director is entitled to rely on information, opinions, reports, or statements that are prepared or presented to the director by (1) a director, officer, or employee of the Corporation who the director believes are reliable and competent in the matters presented and (2) legal counsel, accountants or other advisors who the director reasonably believes are within the person’s professional or expert competence. A director will not be found to have violated his or her obligations to the Corporation unless it is proved by clear and convincing evidence that the director has not acted in good faith, in a manner the director reasonably believed to be in or not opposed to the best interests of the Corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. Further, a director will not be liable for damages in a legal proceeding unless it is proved by clear and convincing evidence that the director’s action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Our officers are elected by and serve at the discretion of our board of directors, and may be removed by our board of directors.

Corporate Governance

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our code of regulations, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

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Limitation on Liability and Other Indemnification Matters

The law in Ohio governing the operation of a Corporation specifically provides that a corporation may indemnify and hold harmless any director of the Corporation. Our current Code of Regulations specifically provides that Capstone is to indemnify its directors. A Corporation has the ability to purchase insurance for the directors as part of the Corporation’s indemnification obligations. This insurance is typically referred to as directors errors and omissions insurance coverage.

Employment Agreements and Indemnification Agreements

We expect to enter into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreement are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Executive Officers

For the years ended December 31, 2023 and 2024, we and our subsidiaries paid aggregate cash compensation of $12,000 and $18,000, respectively, to our directors and executive officers as a group. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Share Incentive Plan

[●]

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EXECUTIVE COMPENSATION

Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2024, were:

●	Ms. Bonnie Wu, Chief Executive Officer and Chair of the Board of Directors; and
●	Mr. Stanley Lam, Chief Technology Officer and Director.

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers for the year ended December 31, 2024.

	December 31,
	2024	2023

Ms. Bonnie Wu	$18,000	12,000
Mr. Stanley Lam	-	-

	$18,000	12,000

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of the date of this prospectus, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our common stock.

The calculations in the table below are based on [●] shares of common stock issued and outstanding as of the date of this prospectus.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common stock Beneficially Owned Prior to This Offering		Common stock Beneficially Owned After This Offering
Directors and Executive Officers*:	Number	%	Number	% of total common stock	% of voting power immediately after this Offering
Ms. Bonnie Wu (1)	[●]	[97.5]	[●]	[●]	[●]
Mr. Stanley Lam	[●]	[2.5]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
[●]	[●]	[●]	[●]	[●]	[●]
All directors and executive officers as a group	[●]	[●]	[●]	[●]	[●]
Principal Shareholders:
Capstone 72 US Holdings LLC (1)	[●]	[97.5]	[●]	[●]	[●]

Notes:

*	Except as otherwise indicated below, the business address of our directors and executive officers is c/o 1440 Rockside Rd Suite 118, Rockside Plaza, Parma, OH 44134.
**	Each of [●],[●],[●] and [●] [has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form S-1, of which this prospectus is a part.]
(1)	Represents [●] shares of common stock held by Capstone 72 US Holdings LLC, a company incorporated in Ohio and is wholly owned by Ms. Bonnie Wu. The principal place of business of Capstone 72 US Holdings LLC is 1440 Rockside Rd Suite 118, Rockside Plaza, Parma, OH 44134.;

Significant Historical Changes to Our Shareholding

See “Description of Capital Stock—History of Securities Issuances” for a description of the history of our share issuances and transfers.

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RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Private Placement

See “Description of Capital Stock—History of Securities Issuances” for a description of our securities issuances in the past three years.

Other Related Party Transactions

See note 8(b) of financial statements of Capstone 72 Properties LLC for a description of its related party transactions during the years ended December 31, 2023 and 2024. These related party transactions primarily relate to sales of properties through Capstone 72 Properties Global Limited, which is a company owned by our parent company, Capstone 72 Group, outside of our listing group, and business development fee charged by Capstone 72 Properties Global Limited for their assistance in our marketing promotion in other local markets outside of the U.S. These related party transactions also include payments made in relation to services provided by Capstone 72 US Property Management LLC, a company owned by our parent company outside of our listing group, in assisting us in managing, operating and maintaining our properties.

The list of related parties and their relationship to Capstone 72 Properties LLC are as follows:

Related Party	Relationship with Capstone 72 Properties LLC

Wu, Bonnie	Ultimate controlling party and Chief Executive Officer

Capstone 72 Properties Global Limited	Related company under common control

Capstone 72 US LLC	Fellow subsidiaries within same group

Capstone 72 US Property Management LLC	Fellow subsidiaries within same group

Amount due from/(to) related parties

The following table shows Capstone 72 Properties LLC’s related party balances:

	December 31,
Related Party	2024	2023
Wu, Bonnie	$(238,524)	162,460
Capstone 72 Properties Global Limited	1,996,792	(316,308)

The amounts due from and due to Ms. Bonnie Wu primarily arose from funds advanced by Ms. Bonnie Wu to Capstone 72 Properties LLC to support the acquisition of properties in its ordinary course of business and its working capital, as well as payments made by Capstone 72 Properties LLC on behalf of Ms. Bonnie Wu, including management- and salary-related expenses. The amounts due from and due to Capstone 72 Properties Global Limited primarily arose from property sales to Capstone 72 Properties Global Limited, as well as funds received by Capstone 72 Properties Global Limited on behalf of Capstone 72 Properties LLC and corresponding disbursements made for the benefit of Capstone 72 Properties Global Limited. The net receipts on behalf of Capstone 72 Properties LLC primarily relate to amounts received and paid on its behalf, fund transfers, and business development fees. The amounts due from and due to related parties are unsecured, interest-free and repayable on demand, except for the amount due from Capstone 72 Properties Global Limited of $1,996,792 as of December 31, 2024 which is secured by personal guarantee of Ms. Bonnie Wu, the ultimate controlling party.

Properties held on behalf of Capstone 72 Properties LLC

For the fiscal year and 2023, sales of properties in relation to property title held by Ms. Bonnie Wu on behalf of Capstone 72 Properties LLC is recognized at $118,000 with purchase cost of $55,000.

For sales of properties in relation to property title held by Ms. Bonnie Wu on behalf of Capstone 72 Properties LLC, these properties are held by Ms. Bonnie Wu on behalf of Capstone 72 Properties LLC in the early stage of development of Capstone 72 Properties LLC. Ms. Bonnie Wu, as the sole shareholder of Capstone 72 Properties LLC, may initially purchase properties under her name, while she was in the process of determining the Company’s business strategies and which of those properties may match with appropriate demand and offers from potential buyers and may therefore be suitable to be resold by the Company for profit. For such properties, Ms. Bonnie Wu may either (i) first transfer the properties to Capstone 72 Properties LLC before the properties were then directly sold to the respective investors, or sold under the 72 Easy House Plan, or (ii) transfer the properties directly to the respective investors, which are all in line with our ordinary course of business on an arm’s length basis. These property transfers are considered as our related party transactions, the following table presents summary information regarding such property transfers completed in 2023 and (no such property transfers were completed in 2024):

Property Address	Seller	Purchaser	Terms
359 Buckingham St, Akron, OH 44306	Bonnie Wu	Capstone 72 Properties LLC *	This property was initially purchased by the Seller from an independent third party at a cost of $118,000. In return for the transfer of the property from the Seller to the Purchaser, the Seller’s purchase cost of the property was recognized in the books of the Purchaser

* This property has been subsequently sold to an investor and the transfer of the legal title to this property from Capstone 72 Properties LLC to the investor was completed in 2024.

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DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated articles of incorporation and amended and restated code of regulations as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Ohio law. We refer you to our amended and restated articles of incorporation and amended and restated code of regulations, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Following this offering, our authorized capital stock shall consist of [●] shares of common stock, par value $[●] per share. Following the consummation of this offering, [●] shares shall be issued and outstanding.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Directors will be elected by a majority of the votes cast; provided, that if as of the record date for such meeting the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated articles of incorporation, our amended and restated code of regulations, or as required by law, all matters to be voted on by our stockholders must be approved by the vote of the holders of shares of stock having a majority of the voting power present in person or represented by proxy and entitled to vote on the matter.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities.

Other Rights

Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable.

Anti-takeover Provisions

Our amended and restated articles of incorporation and amended and restated code of regulations will contain provisions that delay, defer, or discourage transactions involving an actual or potential change in control of us or change in our management. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions, summarized below, will be designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage transactions that some stockholders may favor, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Accordingly, these provisions could adversely affect the price of our common stock.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated articles of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose.

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Stockholder Meetings

Our amended and restated articles of incorporation and amended and restated code of regulations provide that a special meeting of stockholders may be called only by our chairman of the board of directors, the president, by a majority of our board of directors then in office, or by stockholders holding at least fifty percent (50%) of all common shares outstanding and entitled to vote at the meeting.

No Stockholder Action by Written Consent

Our amended and restated articles of incorporation and amended and restated code of regulations do not allow the right of stockholders to act by written consent without a meeting unless the directors then in office unanimously recommend that such action be permitted to be taken by written consent of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated code of regulations establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Number of Directors

Our amended and restated articles of incorporation and amended and restated code of regulations delegate the sole power to fix the number of directors and to fill any vacancy on our board of directors to a majority of the board of directors then in office.

Exclusive Forum

Our amended and restated code of regulations provide that, unless we consent in writing to an alternative forum, the Cuyahoga County Court of Common Pleas of the State of Ohio (or, if such court does not have jurisdiction, the federal district court for the Northern District of Ohio) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any: (i) derivative action or proceeding brought on our behalf; (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any current or former director, officer, employee, agent or stockholder to us or our stockholders; (iii) action asserting a claim arising pursuant to any provision of the Ohio Revised Code (including Chapter 1701 or other applicable corporate law), our amended and restated articles of incorporation, or our amended and restated code of regulations; or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Ohio, except for, as to each of (i) through (iv) above, any action as to which the applicable court determines that there is an indispensable party not subject to the personal jurisdiction of such court (and such indispensable party does not consent to personal jurisdiction within ten (10) days following such determination), in which case the United States District Court for the Northern District of Ohio or other applicable Ohio state court, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated articles of incorporation and/or amended and restated code of regulations. In any case, shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder. The enforceability of similar forum provisions in other companies’ articles of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our amended and restated code of regulations also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision.

Listing

We have been approved to have our common stock listed on Nasdaq under the symbol “[●].”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [●].

History of Securities Issuances

The following is a summary of our material securities issuances after our inception.

Name of shareholders	Date of Sale or Issuance	Number of and type of Security	Consideration	Underwriting Discount and Commission
Capstone 72 US Holdings LLC	April 3, 2025	100 common shares with no par value	$1,000	N/A
[●]
[●]
[●]

Upon our incorporation in the State of Ohio on April 2, 2025 in connection with our restructuring, we issued 100 common shares with no par value to Capstone 72 US Holdings LLC on April 3, 2025.

The above issuances were exempt from registration under Section 4(a)(2) of the Securities Act because they were transactions by an issuer not involving any public offering. Except as described above, there have been no other securities issuance in the past three years.

On [●], we effected a stock split, pursuant to which our authorized capital stock was changed to $[●], divided into [●] shares of common stock with no par value. As a result of this stock split, a total of [●] shares of common stock were issued and outstanding.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and while we intended to apply for the listing of our common stock on the Nasdaq, we cannot assure you that an active trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our common stock not represented by the common stock.

Upon completion of this offering, we will have [●] outstanding shares of common stock or, approximately [●] % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of common stock. All of the common stock sold in this offering and the common stock they represent will be freely transferable without restriction or further registration under the Securities Act, except for any common stock purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding shares of common stock prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the Nasdaq only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted common stock may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our common stock acquired in this offering by our affiliates.

Lock-Up Agreement

We have agreed, for a period of six months after the completion of this offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our common stock or securities that are substantially similar to our common stock, including but not limited to any options or warrants to purchase our common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors and executive officers and all other existing holders of 5.0% or more of our outstanding shares of common stock have also entered into a similar lock-up agreement for a period of six months after the completion of this offering, subject to certain exceptions, with respect to our common stock and securities that are substantially similar to our common stock. These parties collectively own all of our outstanding shares of common stock, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the common stock. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the common stock may dispose of significant numbers of the common stock in the future. We cannot predict what effect, if any, future sales of the common stock, or the availability of common stock for future sale, will have on the trading price of the common stock from time to time. Sales of substantial amounts of the common stock in the public market, or the perception that these sales could occur, could adversely affect the trading price of the common stock.

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Rule 144

Non-Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

Affiliates

As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any of our affiliates who owns shares that were acquired from us or an affiliate of us for at least six months (if subject to compliance with the public information requirement of Rule 144(c)) or one year (in any other case) prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of our shares of common stock then outstanding, which will equal approximately [●] shares of common stock immediately following this offering, or [●] shares of common stock if the underwriters exercise their option in full to purchase additional shares of common stock; or

●	the average weekly reported trading volume of our common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

In addition, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased common stock under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all common stock which are either subject to outstanding options issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions.

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TAXATION

The following sets forth material U.S. federal income tax consequences of an investment in our common stock. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change possibly with retroactive effect. This discussion does not address all possible tax consequences related to an investment in our common stock, such as the tax consequences under state, local and other tax laws.

U.S. Federal Income Tax Consequences

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our common stock in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This discussion applies only to a U.S. Holder that acquires our common stock in this offering and holds the common stock as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum (for non-corporate U.S. Holders) or Medicare contribution tax consequences, or differing tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks and certain other financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	brokers or dealers in stocks and securities, or currencies;

●	persons who use or are required to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States subject to Section 877 of the Code;

●	entities subject to the United States anti-inversion rules;

●	tax-exempt organizations and entities;

●	persons subject to the alternative minimum tax provisions of the Code;

●	persons whose functional currency is other than the United States dollar;

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●	persons holding common stock as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of the total consolidated voting interest of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

●	persons who acquired common stock pursuant to the exercise of an employee stock option or otherwise as compensation;

●	partnerships or other pass-through entities, or persons holding common stock through such entities; or

●	persons that held, directly, indirectly or by attribution, or other ownership interests in us prior to this offering.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning common stock and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of common stock.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

●	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of common stock in their particular circumstances.

78

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, distributions paid on our common stock, other than certain pro rata distributions of common stock, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

Dividends received by a non-corporate U.S. Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or common stock are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our common stock are expected to be. Subject to the limitations described in the following paragraph, we believe that dividends we pay on the common stock will be eligible for the reduced rates of taxation.

Even if dividends were treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder would not be eligible for reduced rates of taxation if either (i) it does not hold our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or (ii) the U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your own tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the common stock, as well as the effect of any change in applicable law after the date of this prospectus.

Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividends. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Taxable Disposition of Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of common stock in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in such common stock disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the common stock for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

79

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Additionally, for this purpose, cash is categorized as a passive asset and a company’s goodwill associated with active business activity is taken into account as a non-passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Although the law in this regard is unclear, we treat our consolidated affiliates as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliates for United States federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the current or any subsequent taxable year.

In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our common stock, which may change from time to time. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year. Morgan, Lewis & Bockius LLP, our United States tax counsel, therefore expresses no opinion with respect to our PFIC status for any taxable year or our beliefs and expectations related to such status set forth in this discussion.

If we are a PFIC for any taxable year during which a U.S. Holder owns common stock, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns common stock, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we are a PFIC for any taxable year and the availability of a “deemed sale” election that would allow them to eliminate the continuing PFIC status under certain circumstances.

If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our common stock, gain recognized upon a disposition (including, under certain circumstances, a pledge) of common stock by the U.S. Holder will be allocated ratably over the U.S. Holder’s holding period for the common stock. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common stock exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, the distribution will be subject to taxation in the manner. In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

80

Alternatively, if we were a PFIC and if the common stock were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The common stock would be treated as “regularly traded” for any calendar year in which more than a de minimis quantity of the common stock were traded on a qualified exchange on at least 15 days during each calendar quarter. The Nasdaq, where our common stock, are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize at the end of each taxable year (i) as ordinary income any excess of the fair market value of the common stock over their adjusted tax basis, or (ii) as ordinary loss any excess of the adjusted tax basis of the common stock over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the common stock will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of common stock in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on common stock will be treated as discussed under “—Taxation of Distributions” above. U.S. Holders will not be able to make a mark-to-market election with respect to our common stock or any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our common stock if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

If a U.S. Holder owns common stock during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on Internal Revenue Service (“IRS”) Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder’s federal income tax return for that year.

U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information related to their ownership of common stock, unless the common stock is held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the common stock.

81

UNDERWRITING

[●]

We have engaged ARC Group Limited to assist us on various matters relating to this offering, including advising us on strategy for the offering, assisting us in preparing investor presentation materials and assisting us with market analysis and financial models in connection with this offering. We will pay ARC Group Limited, of which $[1,000,000] has been paid in cash and $[200,000], together with 5% equity success fee will be paid at closing of this offering.

82

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, which are expected to be incurred by us in connection with the offer and sale of the common stock by us. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq entry and listing fee, all amounts are estimates.

SEC Registration Fee	$	[●]
FINRA Filing Fee	$	[●]
Nasdaq Listing Fee	$	[●]
Printing and engraving expenses	$	[●]
Legal fees and expenses	$	[●]
Accounting fees and expenses	$	[●]
Miscellaneous	$	[●]

Total	$	[●]

These expenses will be borne by us.

83

LEGAL MATTERS

We are being represented by Morgan, Lewis & Bockius with respect to certain legal matters as to United States federal securities law.

The validity of the common stock offered in this offering and certain legal matters as to Ohio law will be passed upon for us by [●].

The underwriter is being represented by [●] with respect to certain matters of United States federal securities.

84

EXPERTS

The financial statements of Capstone 72 Properties LLC as of and for the years ended for the year ended December 31, 2023 and 2024 appearing in this prospectus have been audited by Vocation HK CPA Limited, an independent registered public accounting firm, as set forth in their report thereon and appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Vocation HK CPA Limited is located at Unit 1801, 18/F Malaysia Building 50 Gloucester Road, Wanchai, Hong Kong.

85

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including relevant exhibits and schedules under the Securities Act with respect to the shares of common stock, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form S-1 and its exhibits and schedules for further information with respect to us and our common stock.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the transfer agent with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The transfer agent will make such notices, reports and communications available to holders of common stock and, upon our written request, will mail to all record holders of common stock the information contained in any notice of a shareholders’ meeting received by the transfer agent from us.

86

CAPSTONE 72 PROPERTIES LLC

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the sole manager and stockholder of Capstone 72 Properties LLC.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capstone 72 Properties LLC (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations and comprehensive income, changes in stockholder’s equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Vocation HK CPA Limited

We have served as the Company’s auditor since 2025.

Hong Kong

April 30, 2025

F-2

CAPSTONE 72 PROPERTIES LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

	Fiscal years ended December 31,
	2024	2023

Revenue	$7,205,122	3,784,229
Cost of revenue	5,605,009	3,408,685
Gross profit	1,600,113	375,544
Operating expenses	265,609	230,130
Income from operations	1,334,504	145,414
Other income	6,014	47
Finance costs	227,242	21,496
Income before income tax	1,113,276	123,965
Income tax expenses	256,493	29,419
Net income and comprehensive income available to common shareholders	$856,783	94,546

Earnings per share, basic	$8,568	945
Weighted average shares used in computing earnings per share, basic	100	100

The accompanying notes form an integral part of these financial statements.

F-3

CAPSTONE 72 PROPERTIES LLC

BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

	December 31,
	2024	2023

Assets
Current assets:
Cash and cash equivalents	$26,451	240,011
Accounts receivable	128,205	-
Inventories	688,305	751,438
Deposits paid	5,193	5,000
Tax recoverable	15,614	-
Amount due from the ultimate controlling party	-	162,460
Amount due from a related company	1,996,792	-
Total current assets	2,860,560	1,158,909

Non-current assets:
Receivables under finance lease obligation	2,805,923	440,011

Total assets	$5,666,483	1,598,920

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$475,075	8,864
Other payables	312,248	158,178
Deposits received	146,840	121,250
Amount due to the ultimate controlling party	238,524	-
Amount due to a related company	-	316,308
Loan borrowings – current portion	393,143	518,000
Total current liabilities	1,565,830	1,122,600

Non-current liabilities:
Loan borrowings – non-current portion	2,882,957	371,900
Deferred tax liabilities	282,482	25,989
Total non-current liabilities	3,165,439	397,889

Total liabilities	$4,731,269	1,520,489

Commitments and contingencies (Note 9)

Shareholders’ equity:
Common shares (Nil par value; 100 shares authorized, issued and outstanding as of December 31, 2024 and 2023)	500	500
Retained earnings	934,714	77,931
Total shareholders’ equity	935,214	78,431
Total liabilities and shareholders’ equity	$5,666,483	1,598,920

The accompanying notes form an integral part of these financial statements.

F-4

CAPSTONE 72 PROPERTIES LLC

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

	Number of Shares	Common Shares	(Accumulated deficit)/Retained Earnings	Total Shareholder’s Equity
Balance at January 1, 2023	100	$500	$(16,615)	$(16,115)
Net income and comprehensive income	-	-	94,546	94,546
Balance at December 31, 2023	100	$500	$77,931	$78,431
Net income and comprehensive income	-	-	856,783	856,783
Balance at December 31, 2024	100	$500	$934,714	$935,214

The accompanying notes form an integral part of these financial statements.

F-5

CAPSTONE 72 PROPERTIES LLC

STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

	Fiscal years ended December 31,
	2024	2023
Cash flows from operating activities:
Net income	$1,113,276	123,965

Adjustments to reconcile net income to net cash from operating activities:
Loan charges	21,613	-
Changes in operating assets and liabilities:
Inventories	63,133	(14,934)
Deposits paid	(193)	325,819
Accounts receivable	(128,205)	-
Tax recoverable	(15,614)	-
Accounts payable	466,211	8,864
Receivables under financial lease obligations
- generated from sale-type finance lease	(2,585,412)	(440,011)
- proceeds from sale-type finance lease	219,500	-
Deposits received	25,590	119,850
Other payables	154,070	141,064
Amount due from/to the ultimate controlling party	400,984	(177,172)
Amount due from/to a related company	(2,313,100)	(735,264)
Amounts due from/to fellow subsidiaries	-	(2,170)
Net cash used in operating activities	$(2,578,147)	(649,989)

Cash flows from financing activities:
Loan charges	(21,613)	-
Proceeds from loan borrowings	3,140,800	889,900
Repayment of loan borrowings	(754,600)	-
Net cash provided by financing activities	$2,364,587	889,900

Net (decrease)/increase in cash and cash equivalents	(213,560)	239,911
Cash and cash equivalents at beginning of year	240,011	100
Cash and cash equivalents at end of year	$26,451	240,011

Supplemental disclosure of cash flow information:
Interest paid	$205,629	21,496
Income taxes paid	$-	-

The accompanying notes form an integral part of these financial statements.

F-6

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

1 Organization and business

CAPSTONE 72 PROPERTIES LLC (the “Company”) is a limited liability company incorporated in the State of Ohio of the United States of America (the “U.S.”) on August 11, 2022. The Company mainly engaged in the trading of real estate properties situated in the U.S. which are sold primarily to retail customers in Hong Kong.

2 Summary of significant accounting policies

(a)	Basis of presentation

The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”).

(b)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include provision for credit losses, impairment of inventories and income tax. These estimates and assumptions are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ materially from these estimates.

(c)	Foreign currency

The Company’s functional currency is the U.S. dollar (“USD” or “$”). Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the statements of comprehensive loss.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments which are unrestricted as to withdrawal or use, and are readily convertible to known amounts of cash with original maturities of three months or less.

(e)	Accounts receivable, net of expected credit losses

The Company generally grants a 14-day credit period to customers. The carrying value of the Company’s accounts receivable are stated at the amounts due from customers, net of the allowance for credit losses. The Company evaluates the collectability of its accounts receivable based upon various factors, including historical experience, the likelihood of payment from its customers, and any other known specific factors associated with its customers. Account balances are written off in the period when deemed uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote. No allowance for credit losses was recognized as of December 31, 2024 and 2023.

(f)	Inventories

Inventories represent real estate properties that are held and ready for sale. These are stated at the lower of cost and net realizable value for each individual asset under the specific identification method. The Company assesses the net realizable value for the inventories based on its periodic review of the latest market comparables. No write-down of inventories was recognized as of December 31, 2024 and 2023.

F-7

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

(g)	Leases

For any new or modified lease, the Company, at the inception of the contract, determines whether a contract is or contains a lease.

Sales-type lease as lessor

In a sales-type lease, the Company enters into a lease arrangement in which the customer is, at the price of a significant amount of deposit payment, granted with an option to purchase the underlying property that the customer is reasonably certain to exercise. In accordance with ASC 842, Leases, revenue is recognized at lease commencement which equals to the lease receivable amount plus the lease payment received at lease commencement. Fees and taxes collected on behalf of the government are excluded from revenue.

The Company records receivables under finance lease obligations arising from its sales of properties under sales-type leases based on the net investment in the leases, including only lease receivables discounted using the rate implicit in the lease, net of the allowance for credit losses. There is no unguaranteed residual asset in the Company’s sales-type leases. The Company evaluates the collectability based upon various factors, including historical experience, the likelihood of payment from its customers, any other known specific factors associated with its customers, and the collateral relating to the net investment in the leases. No allowance for credit losses was recognized as of December 31, 2024 and 2023.

Interest income is calculated as the amount that produces a constant periodic discount rate on the remaining balance of the net investment in the lease and recognized over the lease term using the effective interest rate on the outstanding lease receivables. There is no variable lease payments included in the sales-type leases where the Company acts as lessor. Income arising from leases are included in the line item “Revenue” in the statements of operations and comprehensive income.

Operating lease as lessor

Leases other than sales-type lease and direct financing lease are classified as operating lease. Lease payments are recognized as income in profit or loss over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset. Initial direct costs are deferred at the commencement date and subsequently recognized as expenses over the lease term on the same basis as lease income. There is no variable lease payments included in the operating leases where the Company acts as lessor. Income arising from leases are included in the line item “Revenue” in the statements of operations and comprehensive income.

Operating lease as lessee

The Company has elected not to recognize right-of-use assets and lease obligations for its short-term leases, which are defined as leases with an initial term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(h)	Fair value measurements

The carrying amounts of cash and cash equivalents, accounts receivable, deposits paid/received, accounts payable, other payables, and short-term loan borrowings approximate their fair values due to the short-term nature of these instruments. It is not practicable to estimate the fair value of the amounts due from/to related parties as these are repayable on demand. As of December 31, 2024 and 2023, the fair value of long-term loan borrowings is $3,385,671 and $376,239 respectively. The fair value falls into Level 2 of the fair value hierarchy and is estimated using observable input of interest rate on the Company’s similar borrowing transactions near the respective year end dates. As of December 31, 2024 and 2023, the Company did not have any financial instruments that are measured at fair value.

(i)	Income tax

Income taxes are recorded in accordance with ASC 740, Income Taxes, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards using enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or period that includes the enactment date. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized in the foreseeable future. As of December 31, 2024 and 2023, deferred tax liabilities of $282,482 and $25,989 were recognized and no valuation allowances were recognized by the Company.

F-8

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company’s estimated liability for unrecognized tax positions is periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The outcome for a particular audit and, in some cases, appeal or litigation process cannot be determined with certainty prior to their conclusion and the actual result may differ from the Company’s estimates. Adjustments, if any, are recorded in the Company’s financial statements. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws and are included in income taxes in the statements of operations and comprehensive loss. The Company believes it does not have any uncertain tax positions through the years ended December 31, 2024 and 2023, respectively, which would have a material impact on the Company’s financial statements.

(j)	Comprehensive income

Comprehensive income is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. In accordance with ASC 220, Comprehensive Income, the Company presents components of net income and other comprehensive income in one continuous statement.

(k)	Revenue recognition

The Company’s revenue is mainly generated from the sales of properties and other auxiliary services. Sales of properties to customers are conducted through two different approaches, direct sales in which the property is sold to the customer in a one-off transaction, and sales-type leases which is described in Note 2(g).

Direct sales

In accordance with ASC 606, Revenue from Contracts with Customers, revenue is recognized when relevant performance obligation has been satisfied. For direct sales, the Company recognizes revenue from these contracts when it satisfies the only performance obligation by transferring control of the property to a customer. This is generally at a point in time when the transfer of legal title of the property to the customer is completed for a fixed amount of consideration to which the Company expects to be entitled to in exchange for the property. Fees and taxes collected on behalf of the government are excluded from revenue.

Auxiliary service income

Auxiliary services include assisting the customers with accounting, title transfer, loan arrangement, and other administrative services. Performance obligations typically involve delivering specific services and revenue is recognized when the performance obligations are satisfied, which occurs at a point in time when the services are rendered and the customers receive the benefit. Fees and taxes collected on behalf of the government are excluded from revenue.

(l)	Cost of revenue

Cost of revenue includes the cost of the properties that are held for sale, including the initial acquisition cost, incidental finance costs, maintenance and other miscellaneous costs incurred on the properties before they are ready for sale.

(m)	Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares outstanding for the period, without consideration of potentially dilutive securities.

Diluted net earnings per share is calculated by dividing the net income by the weighted average number of common shares and potentially dilutive securities outstanding for the period. If there is a loss, potentially dilutive securities are not considered, as they would be anti-dilutive. There were no outstanding potentially dilutive securities as of December 31, 2024 and 2023.

F-9

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

(n)	Segments

As the chief operating decision-maker, the Chief Executive Officer of the Company reviews the financial results when making decisions about allocating resources and assessing the performance of the Company. According to management’s approach, the Company was operated and managed under a single reportable segment based on its service offering.

(o)	Related parties

Related parties are affiliates of the Company; entities for which investments are accounted for by the equity method by the Company; trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal or beneficial owners of the Company; its management; members of the immediate families of principal or beneficial owners of the Company and its management; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(p)	Concentrations of credit risks

The Company is potentially subject to significant concentration of credit risk arising primarily from cash and cash equivalents, accounts receivable, deposits paid, receivables under finance lease obligation and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet date. As of December 31, 2024 and 2023, majority of the Company’s cash and cash equivalents were held at reputable financial institutions with high-credit ratings. Accounts receivable, deposits paid and amounts due from related parties are typically unsecured and the risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company continues to monitor the financial strength of the financial institutions.

The Company has not experienced any losses on its cash and cash equivalents, accounts receivable, deposits paid, receivables under finance lease and amounts due from related parties during the years ended December 31, 2024 and 2023 and believes the related credit risk to be minimal. The Company does not require collateral or other security to support financial instruments subject to credit risk, except for, as disclosed in Note 8(c), the amount due from Capstone 72 Properties Global Limited of $1,996,792 as of December 31, 2024 which is secured by personal guarantee of Bonnie Wu, the ultimate controlling party.

As of December 31, 2024, the outstanding balance of accounts receivable comprises only one customer.

(q)	Emerging growth company status

The JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company, or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

(r)	Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands the requirements for income tax disclosures in order to provide greater transparency. The amendments are effective for fiscal years beginning after December 15, 2024. The amendments can be applied prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures. The amendments only impact disclosures and are not expected to have an impact on the Company’s financial condition and results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. The amendments may be applied either prospectively or retrospectively. Management is currently evaluating this ASU to determine its impact on the Company’s disclosures. The amendments only impact disclosures and are not expected to have an impact on the Company’s financial condition and results of operations.

All other ASUs issued but not yet adopted were assessed and determined that they either were not applicable or were not expected to have a material impact on our financial statements.

F-10

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

3 Revenue

The following table presents information of disaggregated revenue by source:

	Fiscal years ended December 31,
	2024	2023

Direct sales	$1,587,668	2,790,112
Sales-type leases	5,117,546	803,000
Interest income on lease receivables	126,520	2,798
Auxiliary service income	336,604	187,360
Short-term rental income	36,784	959
	$7,205,122	3,784,229

The Company evaluates the performance of its reportable segments based on net sales and operating income. Net sales for geographic segments are generally based on the location of customers in those geographic locations. Operating income for each segment consists of net sales to third parties, related cost of sales, and operating expenses directly attributable to the segment. The information provided to the Company’s chief operating decision maker for purposes of making decisions and assessing segment performance excludes asset information.

The following table presents information of disaggregated revenue by geography based on the billing address of the customer and shows information by reportable segment for 2024 and 2023:

	Fiscal years ended December 31,
	2024		2023

Hong Kong	$
- Net sales		7,200,122	3,359,679
- Operating income		1,329,504	141,003

Rest of world(1)
- Net sales		5,000	424,550
- Operating income		5,000	4,411

(1)	Other than Hong Kong, no individual country represented 10% or more of the total revenue during the years ended December 31, 2023 and 2024.

(2)	For the fiscal years 2024 and 2023, sales of properties in relation to property title held by companies registered and held by Capstone 72 Properties LLC are recognized at $335,000 and $41,000 with purchase costs of $262,000 and $37,000 respectively.

4 Leases

Lease income

The following table shows the information on lease income recognized:

	Fiscal years ended December 31,
	2024	2023
Sales-type leases
Revenue	$5,117,546	803,000
Cost of revenue	(3,719,140)	(573,000)
Profit or loss recognized at the commencement date	$1,398,406	230,000

Interest income on lease receivables	$126,520	2,798

Operating leases
Short-term rental income	$36,784	959

Lease receivables

The following table shows the maturity analysis of lease receivables arising from the sales-type leases:

	December 31,
	2024	2023
Undiscounted cash flows
Within 1 year	$224,474	35,201
1 to 2 years	661,608	35,201
2 to 3 years	2,468,537	472,335
3 to 4 years	-	-
4 to 5 years	-	-
Thereafter	-	-
	3,354,619	542,737

Less: Effect of discounting	(548,696)	(102,726)

Carrying amount	$2,805,923	440,011

F-11

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

5 Loan borrowings

As of December 31, 2023, the Company’s short-term loan borrowings consisted of mortgage loans of $518,000 from financial institutions, secured by the personal guarantee of the Chief Executive Officer of the Company and mortgages of properties with an aggregate value of $692,422. Mortgaged properties include inventories of carrying amount of $528,119 and properties sold under sales-type leases of $164,303. The borrowings were subject to fixed interest rates ranging from 10.25% to 11.25% per annum, with the weighted average interest rate of 10.72%.

As of December 31, 2023, the Company’s long-term loan borrowings consisted of mortgage loans of $371,900 from financial institutions, secured by the personal guarantee of the Chief Executive Officer of the Company and mortgages of properties with an aggregate value of $452,141. Mortgaged properties include inventories of carrying amount of $155,888 and properties sold under sales-type leases of $296,253. The borrowings were subject to fixed interest rates ranging from 11.25% to 12.75% per annum, with the weighted average interest rate of 11.93%.

As of December 31, 2024, the Company’s long-term loan borrowings consisted of mortgage loans of $3,276,100 from financial institutions, maturing serially from 2025 to 2055. The borrowings were secured by the personal guarantee of the Chief Executive Officer of the Company and mortgages of properties with an aggregate value of $4,147,313. Mortgaged properties include inventories of carrying amount of $597,040 and properties sold under sales-type leases of $3,568,273. The borrowings were subject to fixed interest rates ranging from 7.25% to 12.75% per annum, with the weighted average interest rate of 9%.

Interest on borrowings is recognized using the effective interest method.

The Company was in compliance with all covenants.

Annual maturities of long-term loan borrowings during the next five years and thereafter are as follows:

Fiscal Year
2025	$393,143
2026	601,167
2027	22,649
2028	24,465
2029	26,430
Thereafter	2,208,246
Total	$3,276,100
Less: Amounts due within one year	(393,143)

Loan borrowings – non-current portion	$2,882,957

6 Other payables

Component of other payables are as follows:

	December 31,
	2024	2023

Accrued expenses	$215,419	108,903
Accrued interest	28,186	8,323
Property tax payable	50,633	33,869
Others	18,010	7,083
	$312,248	158,178

F-12

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

7 Income tax

A summary of the provision for income taxes is as follows:

	Fiscal years ended December 31,
	2024	2023

Deferred tax provision
US Federal income tax	$256,493	29,419

Income tax reconciliation

Reconciliation of the income tax expenses as computed by applying the U.S. statutory federal income tax rate of 21% to pretax income from continuing operations and the reported income tax expenses is as follows:

	Fiscal years ended December 31,
	2024	2023

Income before income tax	$1,113,276	123,965

Taxes at U.S. statutory rate	233,788	26,033
State taxes, net of federal effect	22,266	2,479
Effect of non-deductible expenses	439	907
Effect of deductible temporary differences	46,475	1,762
Effect of taxable temporary differences	(287,664)	(71,783)
Effect of unutilized tax losses	241,189	70,021
Provision for income taxes	$256,493	29,419

Deferred taxes

The significant components of the Company’s deferred tax account balances are as follows:

	December 31,
	2024	2023
Deferred tax assets
Loss and tax credit carryforwards	$314,641	73,451
Other	48,239	1,763
Total deferred tax assets	362,880	75,214
Valuation allowances	-	-
Deferred tax assets, net of valuation allowances	362,880	75,214
Deferred tax liabilities
Sales-type leases	645,362	101,203
Total deferred tax liabilities	645,362	101,203
Net deferred tax liabilities	$282,482	25,989

Net operating losses, tax credit carryforwards and valuation allowances

As of December 31, 2024, the Company’s net operating loss and capital loss carryforwards totaled approximately $1,368,005 and will expire, if not utilized, in various years through 2044.

The realizability of these future tax deductions and credits is evaluated by assessing the adequacy of future expected taxable income from all sources, including taxable income in prior carryback years, reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established and it is subsequently determined that it is more likely than not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the Statements of Operations and Comprehensive Income.

F-13

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

The Company does not have any valuation allowances as of December 31, 2024 and 2023, respectively.

8 Related party transactions

(a)	Related parties

Name of related parties	Relationship with the Company
Wu, Bonnie	Ultimate controlling party and Chief Executive Officer
Capstone 72 Properties Global Limited	Related company under common control
Capstone 72 US LLC	Fellow subsidiaries within same group
Capstone 72 US Property Management LLC	Fellow subsidiaries within same group

(b)	The following table shows the Company’s related party transactions:

	Fiscal years ended December 31,
	2024	2023

Sales of properties income	$1,587,668	2,790,112
Manager fee	(18,000)	(12,000)
Business development fee	(56,400)	(48,000)
Management fee for property management service	(2,209)	(96)
Rent expense recharged	(6,930)	(6,555)

Sales of properties income represents direct sales made to Capstone 72 Properties Global Limited which are carried out in the ordinary course of business on an arm’s-length basis.

Manager fee represents salaries paid to the Chief Executive Officer of the Company which are incurred in the ordinary course of business on an arm’s-length basis.

Business development fee represents marketing promotion fee charged by Capstone 72 Properties Global Limited.

Management fee for property management service represents service fees charged by Capstone 72 US Property Management LLC for managing the Company’s properties under short-term operating leases which are incurred in the ordinary course of business on an arm’s-length basis.

Rent expense recharged represents rental expenses recharged by Capstone 72 US LLC and Capstone 72 US Property Management LLC for shared offices in fiscal years 2023 and 2024 respectively. Rental is charged based on the office occupied space of the Company and calculated at 50% of the monthly rent.

Management of the Company confirmed that the allocation method for the business development fee and rental expenses is reasonable.

F-14

CAPSTONE 72 PROPERTIES LLC

NOTES TO THE FINANCIAL STATEMENTS

(Amounts expressed in US dollars (“$”) except for number of shares and per share data)

(c)	The following table shows the Company’s related party balances:

	December 31,
	2024	2023

Amounts due from / (to) related parties
Wu, Bonnie	$(238,524)	162,460
Capstone 72 Properties Global Limited	1,996,792	(316,308)

The amounts due from and due to related parties are unsecured, interest-free and repayable on demand, except for the amount due from Capstone 72 Properties Global Limited of $1,996,792 as of December 31, 2024 which is secured by personal guarantee of Bonnie Wu, the ultimate controlling party.

During the year ended December 31, 2024, the Company recorded sales of $1,587,668 to Capstone 72 Properties Global Limited, a related party under common control. In addition, the related company received funds on behalf of the Company and made corresponding disbursements for its benefits, resulting in a net increase of $725,432 in the receivable balance. These net receipts on behalf of the Company primarily relate to receipt on behalf of $2,413,117, payment on behalf of $1,408,530, agreed set-off of balances of $119,472, fund transfer of $103,283, and business development fee of $56,400, respectively.

During the year ended December 31, 2023, the Company recorded sales of $2,813,440 to Capstone 72 Properties Global Limited, a related party under common control. In addition, the related company received funds on behalf of the Company and made corresponding disbursements for its benefits, resulting in a net decrease of $2,078,176 in the payable balance. These net payment on behalf of the Company primarily relate to receipt on behalf of $41,150, payment on behalf of $1,769,997 and others of HK$24,829, fund transfer of $276,500, and business development fee of $48,000, respectively.

(d)	Properties held on behalf of the Company

For the fiscal year 2023, sales of properties in relation to property title held by Bonnie Wu on behalf of the Company recognized at $118,000 with purchase cost of $55,000.

9 Commitments and contingencies

The Company confirms the absence of any legal proceedings in which the Company is a party and believes there are no commitments or contingencies arising from the normal course of business or any legal proceedings that require recognition or disclosure in the financial statements, except for properties sold under sales-type leases of $3,568,273 and $460,556 respectively as of December 31, 2024 and 2023 which are mortgaged to secure the Company’s loan borrowings.

F-15

[●]

Shares of Common Stock

PROSPECTUS

Capstone 72, Inc.

          , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the shares of common stock by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	$	*
Financial Industry Regulatory Authority, Inc. filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1701.13 of the Ohio Revised Code specifically provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the person had no reasonable cause to believe the person’s conduct was unlawful. and hold harmless any director and officer of the corporation. Our current Code of Regulations specifically provides that we are to indemnify our directors and officers.

The Ohio Revised Code provides that the indemnification provisions contained in the Ohio Revised Code are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of the corporation’s articles or regulations, under any other agreement, by any vote of shareholders or disinterested directors or otherwise. In addition, the Ohio Revised Code provides that a corporation may maintain insurance or similar protection, at its expense, to protect itself and any director, officer, employee or agent of the corporation against any expense, liability or loss arising in connection with their service to the corporation.

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our common stock) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

The following is a summary of our material securities issuances after our inception.

Name of shareholders	Date of Sale or Issuance	Number of and type of Security	Consideration	Underwriting Discount and Commission
Capstone 72 US Holdings LLC	April 3, 2025	100 common shares with no par value	$1,000	N/A

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

The attached Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

86

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

87

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Parma, Ohio, on [●], 2025.

Capstone 72, Inc.

By:
Name:	Bonnie Wu
Title:	Chief Executive Officer and Chair of the Board of Directors

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date

	Chief Executive Officer and Chair of the Board of Directors	[●], 2025
Name: Bonnie Wu	(principal executive officer)

	Chief Technology Officer and Director	[●], 2025
Name: Stanley Lam

	Chief Financial Officer	[●], 2025
Name: [●]	(principal financial and accounting officer)

88

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Articles of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Articles of Incorporation of the Registrant, as effective immediately prior to the completion of this offering

3.3*	Amended and Restated Code of Regulations of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Code of Regulations of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Form of Registrant’s Specimen for common stock

5.1*	Opinion of [●] regarding the validity of the shares of common stock being registered

8.1*	Opinion of [●] regarding certain U.S. tax matters

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

21.1*	Subsidiaries of the registrant

23.1	Consent of Vocation HK CPA Limited

23.2*	Consent of [●] (included in Exhibit 5.1)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Audit Committee Charter

99.3*	Compensation Committee Charter

99.4*	Nominating and Corporate Governance Committee Charter

99.5*	Consent of independent director nominee [●]

99.6*	Consent of independent director nominee [●]

99.7*	Consent of independent director nominee [●]

107*	Calculation of Filing Fees Table

*	To be filed by amendment

89